 Exhibit 99.1
August 16, 2023
Dear ODDITY Tech Ltd. Shareholders:
We cordially invite you to attend the Special General Meeting of Shareholders of ODDITY Tech Ltd. (the “Meeting”), to be held on September 28, 2023 at 4:00 p.m. (Israel time), at our headquarters located at 8 Haharash Street, Tel Aviv-Jaffa, 6761304, Israel.
At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Special General Meeting of Shareholders (the “Notice”). Our board of directors recommends that you vote FOR each of the proposals listed in the Notice.
Only shareholders of record at the close of business on August 21, 2023 are entitled to notice of and to vote at the Meeting.
Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.
We look forward to greeting as many of you as can attend the Meeting.
Sincerely,
/s/ Oran Holtzman Chairman of the Board of Directors

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
To be Held at 4:00 p.m. (Israel time) on Thursday, September 28, 2023
Dear ODDITY Tech Ltd. Shareholders:
We cordially invite you to attend the Special General Meeting of Shareholders (the “Meeting”) of ODDITY Tech Ltd. (the “Company”), to be held on Thursday, September 28, 2023 at 4:00 p.m. (Israel time), at our headquarters located at 8 Haharash Street, Tel Aviv-Jaffa, 6761304, Israel.
The following matters are on the agenda for the Meeting:
(1)
To ratify the election of each of Lilach Payorski and Ohad Chereshniya as an external director of the Company, each for a period of three years commencing on the date of appointment of each to the Company’s board of directors;

(2)
To approve and ratify the Company’s 2023 Incentive Award Plan; and

(3)
To approve and ratify the Company’s 2023 Employee Share Purchase Plan

(collectively, the “Proposals”).
Our board of directors recommends that you vote “FOR” each of the Proposals, which are further described in the proxy statement.
The affirmative vote of the holders of a simple majority of the voting power represented at the Meeting and voting in person or by proxy, excluding abstentions, is required to approve each of the Proposals. Each shareholder of record of our Class A ordinary shares, NIS 0.001 par value (the “Class A Shares”), is entitled to one (1) vote on each of the Proposals to be presented at the Meeting and each shareholder of record of our Class B ordinary shares, NIS 0.001 par value (the “Class B Shares” and, collectively with the Class A Shares, the “Shares”) is entitled to ten (10) votes on each of the Proposals to be presented at the Meeting. Our Class A Shares and Class B Shares will vote as a single class on each of the Proposals to be presented at the Meeting.
The approval of Proposal No. 1 is also subject to the fulfillment of one of the following additional voting requirements: (i) a majority of the votes cast at the Meeting in favor of the proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting, excluding abstentions, who are not controlling shareholders and do not have a personal interest in the proposal, other than a personal interest not deriving from the shareholder’s relationship with the controlling shareholder; or (ii) the total voting power of the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting power in the Company.
The Israeli Companies Law 5759-1999, and regulations promulgated thereunder, or the Companies Law, defines a “personal interest” as a personal interest of a person in an act or transaction of a company, including:
(i)
a personal interest of that person’s relative (i.e. spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling and parent and the spouse of each of the foregoing); or

(ii)
a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

A personal interest resulting merely from holding the Company’s Shares will not be deemed a personal interest.

The term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to have “control” of the company and thus to be a controlling shareholder of the company if the shareholder holds 50% or more of the “means of control” of the company. “Means of control” is defined as (1) the right to vote at a general meeting of a company or a corresponding body of another corporation or (2) the right to appoint directors of the corporation or its general manager (chief executive officer).
If you do not state whether or not you are a controlling shareholder or do not confirm whether or not you have a personal interest, your shares will not be voted on Proposal No. 1.
Only shareholders of record at the close of business on August 21, 2023, the record date for the Meeting (the “Record Date”), are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof.
You can vote your Shares by attending the Meeting or by proxy by completing and signing the proxy card to be distributed with the proxy statement or via the toll-free telephone number or over the Internet as described in the accompanying proxy statement. If you hold Shares in “street name”, meaning through a bank, broker or other nominee which is one of our shareholders of record at the close of business on the Record Date, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from such bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your Shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your Shares at the Meeting (or to appoint a proxy to do so).
Under our Amended and Restated Articles of Association, the presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the Shares constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a day, time and place specified in the notice of such meeting or as determined by the Chairperson of the Meeting). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their Shares) will constitute a quorum.
Section 66(b) of the Companies Law allows shareholders who hold at least 1% of our outstanding ordinary shares to submit a request to include a proposal on the agenda of a general meeting of our shareholders. Such request made by an eligible shareholder must be received by us no later than August 23, 2023. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission under cover of Form 6-K. Shareholders are also able to review the proxy statement on the “Investor Relations” portion of our website https://investors.oddity.com or at our headquarters located at 8 Haharash Street, Tel Aviv-Jaffa, 6761304, Israel, upon prior notice and during regular working hours (email: contact@oddity.com) until the date of the Meeting.
Whether or not you plan to attend the Meeting, it is important that your Shares be represented and voted at the Meeting. Accordingly, after reading this Notice of Special General Meeting of Shareholders and the accompanying proxy statement, please complete, sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by no later than 6:59 a.m. (Israel Time) on Thursday, September 28, 2023 (11:59 p.m. EDT on Wednesday, September 27, 2023) to be validly included in the tally of Shares voted at the Meeting. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.
By order of the Board of Directors
Date: August 16, 2023	/s/ Oran Holtzman Chairperson of the Board of Directors

ODDITY Tech Ltd.
Proxy Statement

Special General Meeting of Shareholders
To Be Held at 4:00 p.m. (Israel time) on Thursday, September 28, 2023
This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board” or “Board of Directors”) of ODDITY Tech Ltd. (the “Company,” “ODDITY,” “we,” “us” or “our”) to be voted at a Special General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders. The Meeting will be held on Thursday, September 28, 2023, at 4:00 p.m. (Israel time), at our headquarters located at 8 Haharash Street, Tel Aviv-Jaffa, 6761304, Israel.
This proxy statement, the attached Notice of Special General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available to holders of the Company’s Class A ordinary shares, NIS 0.001 par value (the “Class A Shares”) and Class B ordinary shares, NIS 0.001 par value (the “Class B Shares” and, collectively with the Class A Shares, the “Shares”), on or about August 22, 2023.
You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on August 21, 2023 (the “Record Date”), in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your Shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your Shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.
Agenda Items
The following matters are on the agenda for the Meeting:
(1)
To ratify the election of each of Lilach Payorski and Ohad Chereshniya as an external director of the Company, each for a period of three years commencing on the date of appointment of each to our Board of Directors;

(2)
To approve and ratify the Company’s 2023 Incentive Award Plan; and

(3)
To approve and ratify the Company’s 2023 Employee Share Purchase Plan

(collectively, the “Proposals”).
We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.
Board Recommendation
Our Board unanimously recommends that you vote “FOR” each of the above Proposals.
Quorum and Adjournment
As of August 14, 2023, 45,202,333 Class A Shares and 11,605,134 Class B Shares were issued and outstanding.
Under our Amended and Restated Articles of Association (the “Articles of Association”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold Shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a day, time and place specified in the notice of such meeting or as determined by the Chairperson of the Meeting). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their Shares) will constitute a quorum.
Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding Shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold Shares in “street name” for clients (as described below) typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. None of the items on the agenda for the Meeting may be considered routine. Therefore, it is important for a shareholder that holds Shares through a bank or broker to instruct its bank or broker how to vote its Shares, if the shareholder wants its Shares to count for the Proposals.
Vote Required for Approval of Each of the Proposals
The affirmative vote of the holders of a simple majority of the voting power represented at the Meeting and voting in person or by proxy, excluding abstentions, is required to approve each of the Proposals. Each Class A Share outstanding as of the close of business on the Record Date, is entitled to one (1) vote on each of the Proposals to be presented at the Meeting and each Class B Share outstanding as of the close of business on the Record Date, is entitled to ten (10) votes on each of the Proposals to be presented at the Meeting. Our Class A Shares and Class B Shares will vote as a single class on each of the Proposals to be presented at the Meeting.
The approval of Proposal No. 1 is also subject to the fulfillment of one of the following additional voting requirements: (i) a majority of the votes cast at the Meeting in favor of the proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting, excluding abstentions, who are not controlling shareholders and do not have a personal interest in the proposal, other than a personal interest not deriving from the shareholder’s relationship with the controlling shareholder; or (ii) the total voting power of the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting power in the Company.
The Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”) defines a “personal interest” as a personal interest of a person in an act or transaction of a company, including:
(i)
a personal interest of that person’s relative (i.e. spouse, sibling, parent, grandparent, child, child sibling and parent of such person’s spouse or the spouse of any of the above); or

(ii)
a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

A personal interest resulting merely from holding a company’s shares will not be deemed a personal interest.
The term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to have “control” of the company and thus to be a controlling shareholder of the company if the shareholder holds 50% or more of the “means of control” of the company. “Means of control” is defined as (1) the right to vote at a general meeting of a company or a corresponding body of another corporation or (2) the right to appoint directors of the corporation or its general manager (chief executive officer).
If you do not state whether or not you are a controlling shareholder or do not confirm whether or not you have a personal interest, your shares will not be voted on Proposal No. 1.
Except for purposes of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Except for purposes of determining a quorum, abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter and will be excluded from the count of the voting power present and voting.

How You Can Vote
You may vote by proxy in any of the manners below:
•
By Internet — If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold Shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your Shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet;

•
By telephone — If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold Shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your Shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

•
By mail — If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold Shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your Shares, and the brokerage firm, bank or other similar organization is required to vote your Shares in accordance with your instructions.

To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.
You may also vote in person at the Meeting. However, because beneficial owners are not shareholders of record, if you are a beneficial owner of Shares, you must first obtain a “legal proxy” from the bank, broker or nominee that holds your Shares, giving you the right to vote the Shares at the Meeting.
Registered Holders
If you are a shareholder of record whose Shares are registered directly in your name with our transfer agent, Equiniti Trust Company, LLC (formerly American Stock Transfer & Trust Company, LLC.), you can also vote your Shares by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and revoke your proxy by sending us a written notice of revocation, by signing and returning a proxy card with a later date, or by voting in person at the Meeting. We may not be able to count a proxy card from a registered holder unless we receive the proxy card at our headquarters located at 8 Haharash Street, Tel Aviv-Jaffa, 6761304, Israel, or Broadridge Financial Solutions, Inc. (“Broadridge”) receives it in the enclosed envelope no later than 6:59 a.m. (Israel Time) on Thursday, September 28, 2023 (11:59 p.m. EDT on Wednesday, September 27, 2023).
If you provide specific instructions (by marking a box) with regard to the Proposals, your Shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions your Shares will be voted in favor of each Proposal in accordance with the recommendation of the Board to the extent permitted by law and applicable stock exchange requirements. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 31 of our Articles of Association.
Beneficial Owners
If you are a beneficial owner of Shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.
Because a beneficial owner is not a shareholder of record, you may not vote those Shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your Shares, giving you the right to vote the Shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your Shares.
Even if you plan to attend the Meeting, the Company recommends that you vote your Shares in advance so that your vote will be counted if you later decide not to attend the Meeting.
Who Can Vote
You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on August 21, 2023, the Record Date, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.
Revocation of Proxies
Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds Shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.
Solicitation of Proxies
Proxies are being distributed to shareholders on or about August 22, 2023. Certain officers, directors, employees and agents of ODDITY may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Shares.
Voting Results
The final voting results will be tallied by the Company based on the information provided by Broadridge Financial Solutions, Inc. or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (“SEC”).
Availability of Proxy Materials
On or about August 16, 2023, copies of the proxy card, the Notice of Special General of the Meeting of the Shareholders and this proxy statement will be made available electronically via the Internet at www.proxyvote.com and on the “Investor Relations” portion of our website, https://investors.oddity.com. The information contained on our website is not incorporated by reference in, and is not a part of this proxy statement.
Assistance in Voting your Shares
Your vote is important. If you have questions about how to vote your Shares, you may contact investor relations at investors@oddity.com.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of August 14, 2023 by:
•
each person or group of affiliated persons known by us to own beneficially more than 5% of our outstanding Shares;

•
each of our executive officers and directors individually; and

•
all of our executive officers and directors as a group.

The number of Shares beneficially owned by each entity, person, or director is determined in accordance with the SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any Shares over which a person has sole or shared voting power or investment power, or the right to receive economic benefit of ownership, as well as any Shares subject to options, warrants or other rights that are currently exercisable or exercisable within 60 days of August 14, 2023. For purposes of the table below, we deem Shares subject to options, RSUs, warrants, or other rights that are currently exercisable or exercisable within 60 days of August 14, 2023 to be outstanding and to be beneficially owned by the person holding the options, RSUs, or warrants for the purposes of computing the ownership and percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.
The percentage of outstanding Shares is computed on the basis of 45,202,333 Class A Shares and 11,605,134 Class B Shares outstanding as of August 14, 2023.
Unless otherwise noted below, each shareholder’s address is 110 Greene Street, New York, New York 10012.
	Class A Ordinary Shares		Class B Ordinary Shares(1)		Combined Voting Power(2)
	Ordinary Shares	Percent	Ordinary Shares	Percent
Name of Beneficial Owner
Principal Shareholders
L Catterton(3)	13,140,357	29.1%	—	—	8.1%
Directors and Executive Officers
Oran Holtzman(4)	6,852,450	15.2%	11,547,000	99.5%	75.9%
Shiran Holtzman-Erel	—	—	—	—	—
Lindsay Drucker Mann(5)	653,775	1.4%	—	—	*
Jonathan Truppman(6)	168,616	*	—	*	*
Niv Price	53,280	*	—	*	*
Michael Farello	—	—	—	—	—
Lilach Payorski	2,956	*	—	—	*
Ohad Chereshniya	—	—	—	—	—
All executive officers and directors as a group (8 persons)	7,731,077	16.8%	11,547,000	99.5%	76.0%

*
Indicates voting of less than 1%

(1)
The Class B ordinary shares are convertible into Class A ordinary shares on a one-for-one basis, subject to customary conversion rate adjustments for share splits, share dividends and reclassifications. Beneficial ownership of Class B ordinary shares reflected in this table has not also been reflected as beneficial ownership of Class A ordinary shares for which such Class B ordinary shares may be converted.

(2)
The percentage represented under “Combined Voting Power” represents the voting power with respect to all of our Class A and Class B ordinary shares outstanding as of August 14, 2023, voting as a single class. Holders of our Class A ordinary shares are entitled to one vote per share, and holders of our Class B ordinary shares are entitled to ten votes per share.

(3)
Consists of Class A ordinary shares held of record by LCGP3 Pro Makeup, L.P., or LCGP3. CGP3 Managers, L.L.C. is the general partner of LCGP3 Pro Makeup, L.P. and the management of CGP3 Managers, L.L.C. is controlled by its managing members. Scott A. Dahnke and J. Michael Chu are the managing members of CGP3 Managers, L.L.C. and as such may be deemed to share voting control and investment power over such shares that are held by CGP3 Managers, L.L.C. The address of LCGP3 is 599 W. Putnam Avenue, Greenwich, CT 06830.

(4)
All of the shares shown as beneficially owned by Oran Holtzman, the Company’s founder and Chief Executive Officer, are held by Oran Shilo Investments LP (“Shilo”). Shilo is controlled by Mr. Holtzman, and as such he may be deemed to share voting control and investment power over such shares that are held by Shilo.

(5)
Consists of 653,775 Class A ordinary shares underlying options, each exercisable within 60 days of August 14, 2023.

(6)
Consists of 168,616 Class A ordinary shares underlying options, each exercisable within 60 days of August 14, 2023.

PROPOSAL 1
RATIFICATION OF THE ELECTION OF EXTERNAL DIRECTORS
Background
Pursuant to the regulations promulgated under the Companies Law, public companies must elect at least two external directors. The appointment of external directors must be made by a general meeting of our shareholders no later than three months following the time the Company became a “public company”, and therefore we are holding a shareholders’ meeting within three months of the closing of our initial public offering on the Nasdaq Global Select Market (“Nasdaq”) that occurred on July 19, 2023, in order to ratify the election of two external directors.
The provisions of the Companies Law set forth special approval requirements for the election of external directors. External directors must be elected by a simple majority of the voting power represented at the Meeting and voting in person or by proxy, excluding abstentions, provided that either:
•
such majority includes at least a majority of the votes cast at the Meeting who are not controlling shareholders and do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder), excluding abstentions, to which we refer as a disinterested majority; or

•
the total votes cast at the Meeting by non-controlling shareholders and by shareholders who do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) against the election of the external director does not exceed 2% of the aggregate voting power in the company.

The term “controlling shareholder” as used in the Companies Law for purposes of all matters related to external directors and for certain other purposes (such as the requirements related to appointment to the audit committee or compensation committee, as described below), means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint a majority of the directors of the company or its general manager.
The initial term of an external director is three years. Thereafter, an external director may be re-elected, subject to certain circumstances and conditions, by shareholders to serve in that capacity for up to two additional three-year terms subject to additional requirements under the Companies Law.
The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including Nasdaq, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the re-election for such additional period(s) is beneficial to the company, and provided that the external director is re-elected subject to the same shareholder vote requirements (as described above regarding the re-election of external directors). Prior to the approval of the re-election of the external director at a general meeting of shareholders, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.
External directors may be removed from office by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for appointment or violating their duty of loyalty to the company. An external director may also be removed by order of an Israeli court if, following a request made by a director or shareholder of the company, the court finds that such external director has ceased to meet the statutory qualifications for his or her appointment as stipulated in the Companies Law or has violated his or her duty of loyalty to the company.
If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, then the board of directors is required under the Companies Law to call a meeting of the shareholders as soon as practicable to appoint a replacement external director. Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors and an external director must serve as chair thereof. Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the Companies Law and the regulations promulgated thereunder. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term subject to certain exceptions.
The Companies Law sets forth a number of limitations pursuant to which a person may be appointed as an external director, including, but not limited to, such person’s relationship with a company’s controlling shareholders or the company itself. Furthermore, the Companies Law stipulates that a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise, provided that at least one of the external directors must be determined by our board of directors to have accounting and financial expertise. However, if at least one of our other directors (i) meets the independence requirements under the Securities Exchange Act of 1934, as amended, or the Exchange Act, (ii) meets the independence requirements of Nasdaq rules for membership on the audit committee and (iii) has accounting and financial expertise as defined under the Companies Law, then neither of our external directors is required to possess accounting and financial expertise as long as each possesses the requisite professional qualifications.
If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.
The foregoing description of the legal framework governing the appointment and removal of external directors under the Companies Law is qualified by reference to “Management — Corporate Governance Practices” in our Registration Statement on Form F-1, originally filed with the SEC on June 23, 2023, as amended.
Prior to our initial public offering, Lilach Payorski and Ohad Chereshniya were appointed as external directors of the Company to serve and hold office commencing on March 14, 2022 and July l8, 2023, respectively.
The Company has received a statement from each of Lilach Payorski and Ohad Chereshniya in which they declare that they meet all of the requirements applicable to external directors as set forth in the Companies Law.
The Board has determined that each of Lilach Payorski and Ohad Chereshniya is financially literate as contemplated by the rules of Nasdaq, and that each meets the requirements of being an independent director for the purpose of the audit committee and compensation committee pursuant to the rules of the SEC, Nasdaq and the Companies Law. The Board has determined that Lilach Payorski and Ohad Chereshniya each has accounting or related financial management expertise and qualifies as an “audit committee financial expert” pursuant to the rules of the SEC and Nasdaq, and that Lilach Payorski and Ohad Chereshniya each has “financial and accounting” expertise pursuant to the rules of the Companies Law.
Assuming approval of Proposal No. 1, each of Lilach Payorski and Ohad Chereshniya will be entitled to receive compensation in accordance with the “relative compensation track” under the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) 5760-2000, as such regulations may be amended from time to time. Such compensation shall include a fixed annual fee determined in accordance with the Company’s Non-Employee Director Compensation Policy (the “Policy”), share-based compensation of 8,868 Restricted Share Units of the Company for each of Lilach Payorski and Ohad Chereshniya, providing a contingent right to be issued Class A Shares, under the terms and conditions of the 2020 Plan (as defined below), and an annual award of restricted stock units to be granted pursuant to the Policy upon each annual meeting of Company shareholders on which such director serves and will continue to serve on the Board with an aggregate fair value of $185,000 on such date. In addition, each of such external directors will continue to benefit from coverage under the Company’s directors and officers liability insurance policies and from the letter of indemnification provided to such directors by the Company.
The biographical information for each of Lilach Payorski and Ohad Chereshniya, each of whose election as an external director will be subject to ratification at the Meeting, appears below:
Lilach Payorski has served as a member of our Board of directors since March 14, 2022 and is intended to serve as an external director under the Companies Law subject to the ratification of her election as an external director by our shareholders within three months following our initial public offering on the Nasdaq. Ms. Payorski currently serves as director and chair of the audit committee and member of the compensation committee of Kamada Ltd. and Scodix Ltd. Ms. Payorski also served as the chief financial officer of Stratasys Ltd., a developer and manufacturer of 3D printers and additive solutions, from January 2017 to February 2022. Prior to that, from December 2012 until December 2016, Ms. Payorski served as Senior Vice President, Corporate Finance at Stratasys Ltd. Ms. Payorski holds a B.A. in Accounting and Economics from Tel-Aviv University. Ms. Payorski also completed the Board of Directors and Senior Corporate Officers Program at LAHAV, School of Management, Tel Aviv University. We believe that Ms. Payorski’s experience as a director and officer of other public companies qualifies her to serve on our Board of Directors.
Ohad Chereshniya has served as a member of our Board of directors since July 18, 2023 and is intended to serve as an external director under the Companies Law subject to the ratification of his election as an external director by our shareholders within three months following our initial public offering on the Nasdaq. Mr. Chereshniya currently serves as director of the audit committee of Itim Ensemble, an Israeli non-profit organization, and has been chief financial officer at Elementor Ltd. since January 2020. Mr. Chereshniya served as the chief financial officer of Context Based 4casting Ltd. from July 2017 to December 2019. Prior to that, from June 2013 until May 2017, Mr. Chereshniya served as the chief financial officer of Il Makiage Ltd. Mr. Chereshniya holds a M.B.A and a B.A. in accounting from Tel-Aviv University. We believe that Mr. Chereshniya’s expertise in finance and accounting, as well as his knowledge of our business qualify him to serve on our Board of Directors.
The vote for the ratification and approval of the election of each of the external directors shall be made separately.
Proposal
It is proposed that the following resolutions be adopted at the Meeting:
RESOLVED, to ratify the election of each of Lilach Payorski and Ohad Chereshniya as an external director of the Company, each for a three-year term commencing on the date of appointment of each to the Company’s board of directors.
Vote Required
See “Vote Required for Approval of Each of the Proposals” above.
Board Recommendation
The Board unanimously recommends a vote “FOR” the ratification of the election of each of Lilach Payorski and Ohad Chereshniya as an external director of the Company, each for a three-year term commencing on the date of appointment of each to the Company’s Board of Directors.

PROPOSAL 2
APPROVAL OF THE 2023 INCENTIVE AWARD PLAN
Background
Our Board of Directors believes it is in the best interests of the Company and its shareholders to approve the Oddity Tech Ltd. 2023 Incentive Award Plan (the “2023 Plan”). Effective July 18 2023, our Board of Directors approved the 2023 Plan, subject to the approval of our shareholders.
The 2023 Plan provides for the grant of cash and equity-based incentive awards to our eligible employees, directors, office holders, service providers and consultants in order to attract, motivate and retain the talent for which we compete. The 2023 Plan is intended to be the successor to our prior equity plan, the 2020 Equity Incentive Plan (the “2020 Plan”). The material terms of the 2023 Plan are summarized below, which is qualified in its entirety by reference to the 2023 Plan, which is attached to this proxy statement as Appendix A.
Eligibility and Administration
Our employees, consultants, directors and employees, consultants and directors of our subsidiaries are eligible to receive awards under the 2023 Plan. The 2023 Plan is administered by our Board with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (the Board, compensation committee and any such delegates referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 16 of the Exchange Act and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2023 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2023 Plan, including any vesting and vesting acceleration conditions.
Limitation on Awards and Shares Available
The aggregate number of shares initially available for issuance under the 2023 Plan is equal to the sum of (1) a number of Class A ordinary shares, equal to 8% of the total number of shares outstanding at the time of our initial public offering, or 4,524,000 shares, (2) any shares which remain available for issuance under the 2020 Plan as of the effective date of the 2023 Plan, plus (3) an annual increase on January 1 of each calendar year beginning in 2024 and ending on and including 2033, by an amount equal to the lesser of (a) 5% of the shares outstanding on the final day of the immediately preceding calendar year and (b) such smaller number of shares as determined by our Board. If all or any part of an award under the 2023 Plan or, after the effective date of the 2023 Plan, the 2020 Plan, expires, lapses or is terminated, exchanged or settled for cash, surrendered, repurchased, cancelled without having been fully exercised or forfeited, in any case, in a manner that results in us acquiring the underlying shares at a price not greater than the price paid by the participant for such shares or not issuing the underlying shares, such unused shares subject to the award at such time will be available for future grants under the 2023 Plan. No more than ten times the number of Class A ordinary shares initially reserved under the 2023 Plan, or 45,240,000 shares, may be issued under the 2023 Plan upon the exercise of incentive stock options. Shares available under the 2023 Plan may be authorized but unissued shares, shares purchased on the open market or treasury shares.
The share reserve formula under the 2023 Plan is intended to provide us with the continuing ability to grant equity awards to eligible employees, directors and consultants for the ten-year term of the 2023 Plan.
Awards granted under the 2023 Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by an entity in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock, will not reduce the shares available for grant under the 2023 Plan.
The 2023 Plan provides that the sum of compensation granted to a non-employee director pursuant to the 2023 Plan as compensation for services as a non-employee director during any calendar year shall not exceed the amount equal to $750,000. The plan administrator may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the plan administrator may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation or in other contemporaneous compensation decisions involving non-employee directors.
Awards
The 2023 Plan provides for the grant of share options, including incentive stock options, or ISOs, restricted shares, dividend equivalents, restricted share units, or RSUs, other share-based awards, share appreciation rights and cash awards. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the 2023 Plan. Certain awards granted to U.S. taxpayers under the 2023 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), which may impose additional requirements on the terms and conditions of such awards. All awards under the 2023 Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our Class A ordinary shares, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.
Share Options. Share options provide for the purchase of shares of our Class A ordinary shares in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders who are U.S. residents if certain holding period and other requirements of the Code are satisfied. The exercise price of a share option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant shareholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a share option may not be longer than ten years (or five years in the case of ISOs granted to certain significant shareholders). Vesting conditions determined by the plan administrator may apply to share options and may include continued service, performance and/or other conditions.
SARs. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction). The term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.
Restricted Shares and RSUs. Restricted shares are an award of nontransferable Class A shares that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver Class A shares in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted shares and RSUs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine. Holders of restricted shares generally have all of the rights of a shareholder upon the issuance of restricted shares. RSU holders have no rights of a shareholder with respect to shares subject to RSUs unless and until such shares are delivered in settlement of the RSUs. In the sole discretion of the plan administrator, RSUs may also be settled for an amount of cash equal to the fair market value of the shares underlying the RSU on the RSU’s maturity date, or a combination of cash and shares.
Other Share or Cash-Based Awards. Other share or cash-based awards are awards of cash, fully vested Class A shares and other awards denominated in, linked to, or derived from our Class A shares or value metrics related to our shares. Other share or cash-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. Conditions applicable to other share or cash-based awards may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.
Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value dividends paid on Class A shares and may be granted alone or in tandem with awards other than share options or SARs. Dividend equivalents may be paid currently or credited to an account for the participant, settled in cash or shares and subject to the same restrictions on transferability and forfeitability as the award with to which the dividend equivalents are paid and subject to other terms and conditions. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award terminates or expires, as determined by the plan administrator. Dividend equivalents paid with respect to an award that are based on dividends paid prior to the vesting of such award shall only be paid out to the extent the vesting conditions of the award are satisfied and the award vests. All such dividend equivalent payments will be made no later than March 15 of the calendar year following calendar year in which the right to the dividend equivalent payment becomes nonforfeitable in accordance with the foregoing, unless otherwise determined by the plan administrator.
Performance Awards. Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals or other criteria the plan administrator may determine, which may or may not be objectively determinable. Such performance goals also may be based solely by reference to the Company’s performance or the performance of a Subsidiary, division, business segment or business unit of the Company or a Subsidiary, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies.
Vesting
Vesting conditions determined by the plan administrator may apply to each award and may include continued service, performance and/or other conditions.
Certain Transactions and Adjustments
The plan administrator has broad discretion to take action under the 2023 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our Class A shares, such as share dividends, share splits, mergers, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our shareholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2023 Plan and outstanding awards. In the event of a “change in control” of the Company (as defined in the 2023 Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then the plan administrator may provide that all such awards will terminate in exchange for cash or other consideration, or become fully vested and exercisable in connection with the transaction. Individual award agreements may provide for additional accelerated vesting and payment provisions.
Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments
The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by us to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2023 Plan are generally non-transferable, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2023 Plan, the plan administrator may, in its discretion, accept cash or check, provide for net withholding of shares, allow shares of our shares that meet specified conditions to be repurchased, allow a “market sell order” or such other consideration as it deems suitable.

Plan Amendment and Termination
Our Board may amend or terminate the 2023 Plan at any time; however, shareholder approval will be required for any amendment to the extent necessary to comply with applicable laws. No award may be granted pursuant to the 2023 Plan after the tenth anniversary of the earlier of (i) the date on which our Board adopts the 2023 Plan and (ii) the date on which our shareholders approve the 2023 Plan.
Israeli Sub-Plan to the 2023 Plan
Together with the 2023 Plan, we have adopted the Israeli Sub-Plan to the 2023 Plan, or the Israeli Sub-Plan, pursuant to the authority of our Board under the 2023 Plan. The Israeli Sub-Plan is to be read as a continuation of the 2023 Plan and only modifies awards granted to participants who are tax residents of the State of Israel on the grant date of such award, and are engaged by us or by any of our Israeli resident subsidiaries, or the Israeli Participants. In the event of any conflict between the provisions of the Israeli Sub-Plan and the 2023 Plan, the provisions set out in the Israeli Sub-Plan prevail to the extent necessary to comply with the requirements set by the Israeli law in general, and in particular, with the provisions of the Israeli Income Tax Ordinance (New Version) — 1961, or the Ordinance.
Eligibility. The Israeli Sub-Plan applies to awards granted to our employees, directors or officers or to the employees, directors or officers of any of our Israeli resident subsidiaries, or the Approved Israeli Participants, or to an Israeli Participant who is not an Approved Israeli Participant, including a consultant or any of our Controlling Shareholders within the meaning of Section 32(9) of the Ordinance, or the Unapproved Israeli Participants. Only Approved Israeli Participants may be granted awards pursuant to Section 102(b) of the Ordinance, according to which the awards shall be held in trust by a trustee for the benefit of the Approved Israeli Participant pursuant to Section 102(b) of the Ordinance, or the Trustee 102 Awards. No Trustee 102 Award may be granted under the Israeli Sub-Plan to any Approved Israeli Participant, unless and until the lapse of 30 days from the date we filed the 2023 Plan and the Israeli Sub-Plan with the Israel Tax Authority including our election regarding the type of Trustee 102 Awards, whether Capital Gain Awards or Ordinary Income Awards, that will be granted under the Plan and Israeli Sub-Plan, or the Election. The Election shall obligate us to grant only the type of Trustee 102 Award we elected and shall apply to all Israeli Participants who are granted Trustee 102 Awards during such period, all in accordance with the provisions of Section 102(g) of the Ordinance. The Election shall not prevent us from granting simultaneously awards pursuant to Section 102(c) of the Ordinance which are not held in trust by a trustee. Awards granted to Unapproved Israeli Participants shall not be subject to the trustee arrangement, and shall instead be subject to Section 3(i) or 2 of the Ordinance.
Trustee 102 Awards. The grant of a Trustee 102 Award is subject to compliance with all terms and conditions of Section 102 of the Ordinance including the execution of an undertaking. Trustee 102 Awards, and any shares issued upon grant, vesting or exercise of the Trustee 102 Awards, will be held by a trustee appointed pursuant to Section 102 of the Ordinance. An Approved Israeli Participant shall not sell or release from trust any shares received upon the grant, vesting or exercise of a Trustee 102 Award and/or any shares received following any realization of rights, including, without limitation, share dividends, under the 2023 Plan, at least until the lapse of the period of time required under Section 102 of the Ordinance, or any shorter period of time determined by the Israel Tax Authority, or the Holding Period. Notwithstanding the foregoing, if any such sale or release occurs during the Holding Period, the sanctions under Section 102 of the Ordinance shall apply to and shall be borne by such Approved Israeli Participant. Any release of such Trustee 102 Awards or shares from trust, or any sale of the shares prior to the termination of the Holding Period, will result in taxation at the marginal tax rate, in addition to deductions of any appropriate income tax, social security, health tax contributions or other compulsory payments. The trustee may not release or sell any shares allocated or issued upon the grant, vesting or exercise of a Trustee 102 Award unless we, or, if applicable, our Israeli subsidiary and the trustee are satisfied that the full amounts of any tax due have been paid or will be paid.
Assignability. No award subject to the Israeli Sub-Plan or share issued thereunder is assignable, transferable or may be given as collateral, during the lifetime of the Israeli Participant, and each Israeli Participant’s rights with respect to an award belongs only to the Israeli Participant.

Terms and Conditions. There is no obligation for uniformity of treatment of Israeli Participants and the terms and conditions of awards granted to Israeli Participants need not be the same with respect to each Israeli Participant. The grant, vesting and exercise of awards granted to Israeli Participants are subject to various terms and conditions and, with respect to exercise, the method of exercise, as may be determined by our Board and, when applicable, by the trustee, in accordance with the requirements of Section 102 of the Ordinance.
Governing Law. The Israeli Sub-Plan is governed by, construed and enforced in accordance with the laws of the State of Israel.
Proposal
It is proposed that the following resolution be adopted at the Meeting:
“RESOLVED, to approve and ratify the Company’s 2023 Incentive Award Plan, substantially in the form as attached hereto as Appendix A”
Vote Required
See “Vote Required for Approval of Each of the Proposals” above.
Board Recommendation
The Board unanimously recommends a vote “FOR” the approval and ratification of the Company’s 2023 Incentive Award Plan.

PROPOSAL 3
APPROVAL OF THE 2023 EMPLOYEE SHARE PURCHASE PLAN
Background
Our Board of Directors believes it is in the best interests of the Company and its shareholders to approve the Oddity Tech Ltd. 2023 Employee Share Purchase Plan (the “ESPP”). Effective July 18, 2023, our Board of Directors approved the ESPP, subject to the approval of our shareholders.
The ESPP is designed to allow our eligible employees to purchase our Class A ordinary shares, at periodic intervals, at a discount to fair market value, with their accumulated payroll deductions. The ESPP consists of two components: a Section 423 component, which is intended to qualify under Section 423 of the Code and a non-Section 423 component, which need not qualify under Section 423 of the Code. This summary is not a complete description of all provisions of the ESPP and is qualified in its entirety by reference to the ESPP, which is attached to this proxy statement as Appendix B.
Shares Available; Administration
The aggregate number of Class A ordinary shares initially reserved for issuance under the ESPP is equal to the sum of (i) a number of shares equal to 2% of the outstanding shares at the time of our initial public offering, or 1,131,000 shares, and (ii) an annual increase on the first day of each calendar year beginning in 2024 and ending in and including 2033 equal to the lesser of (A) 1% of the outstanding shares on the last day of the immediately preceding fiscal year and (B) such smaller number of shares as determined by our Board; provided that in no event will more than a number of shares equal to ten times the number of shares initially reserved for issuance under the ESPP, or 11,310,000 shares, be available for issuance under the Section 423 component of the ESPP. Our Board or the compensation committee has authority to interpret the terms of the ESPP and determine eligibility of participants. We expect that the compensation committee will be the initial administrator of the ESPP.
Eligibility
The plan administrator may designate certain of our subsidiaries as participating “designated subsidiaries” in the ESPP and may change these designations from time to time. We expect that our employees, other than employees who, immediately after the grant of a right to purchase Class A shares under the ESPP, would own (directly or through attribution) shares possessing 5% or more of the total combined voting power or value of all classes of our shares and other securities, will be eligible to participate in the ESPP. However, consistent with Section 423 of the Code as applicable, the plan administrator may provide that other groups of employees, including, without limitation, those customarily employed by us for 20 hours per week or less or five months or less in any calendar year, will not be eligible to participate in the ESPP.
Grant of Rights
The Section 423 component of the ESPP is intended to qualify under Section 423 of the Code and shares will be offered under the ESPP during offering periods. The length of the offering periods under the ESPP will be determined by the plan administrator and may be up to 27 months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The purchase dates for each offering period will be the final trading day in each purchase period. Offering periods under the ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods.
The ESPP permits participants to purchase shares through payroll deductions of up to a percentage of their eligible compensation, which includes a participant’s gross base compensation for services to us. The plan administrator will establish a maximum number of shares that may be purchased by a participant during any offering period, which, in the absence of a contrary designation, will be equal to 2,500 shares. In addition, under the Section 423 component, no employee will be permitted to accrue the right to purchase shares under the ESPP at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our ordinary shares as of the first trading day of the offering period).
On the first trading day of each offering period, each participant will automatically be granted an option to purchase shares. The option will expire at the end of the applicable offering period and will be exercised on each purchase date during such offering period to the extent of the payroll deductions accumulated during the offering period. The purchase price will be the lower of 85% of the fair market value of a share on the first day of an offering period in which a participant is enrolled or 85% of the fair market value of a share on the purchase date, which will occur on the last day of each purchase period. Participants may voluntarily end their participation in the ESPP prior to the end of the applicable offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares.
Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above. Participation will end automatically upon a participant’s termination of employment.
A participant will not be permitted to transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.
Certain Transactions
In the event of certain transactions or events affecting our shares, such as any share dividend or other distribution, reorganization, merger, consolidation, or other corporate transaction, the plan administrator will make equitable adjustments to the ESPP and outstanding rights. In addition, in the event of the foregoing transactions or events or certain significant transactions, the plan administrator may provide for (1) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (2) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, if any, (3) the adjustment in the number and type of shares subject to outstanding rights, (4) the use of participants’ accumulated payroll deductions to purchase shares on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (5) the termination of all outstanding rights.
Plan Amendment
The plan administrator may amend, suspend or terminate the ESPP at any time. However, shareholder approval will be obtained for any amendment to the ESPP that increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the ESPP, changes the corporations or classes of corporations the employees of which are eligible to participate in the ESPP or as may otherwise be required under Section 423(b) of the Code or other applicable law.
Proposal
It is proposed that the following resolution be adopted at the Meeting:
“RESOLVED, to approve and ratify the Company’s 2023 Employee Share Purchase Plan, substantially in the form as attached hereto as Appendix B”
Vote Required
See “Vote Required for Approval of Each of the Proposals” above.
Board Recommendation
The Board unanimously recommends a vote “FOR” the approval and ratification of the Company’s 2023 Employee Share Purchase Plan.

OTHER BUSINESS
The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 31 of our Articles of Association, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.
ADDITIONAL INFORMATION
The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at http://investors.oddity.com. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.
By Order of the Board of Directors,
/s/ Oran Holtzman Chairperson of the Board of Directors
Dated: August 16, 2023
List of Appendices:
Appendix A — ODDITY Tech Ltd. 2023 Incentive Award Plan
Appendix B — ODDITY Tech Ltd. 2023 Employee Share Purchase Plan

Appendix A
ODDITY TECH LTD.
2023 INCENTIVE AWARD PLAN
ARTICLE I.
PURPOSE
The Plan’s purpose is to enhance the Company’s ability to attract, retain and motivate persons who make (or are expected to make) important contributions to the Company by providing these individuals with equity ownership opportunities and/or equity-linked compensatory opportunities. Capitalized terms used in the Plan are defined in Article XI.
ARTICLE II.
ELIGIBILITY
Service Providers are eligible to be granted Awards under the Plan, subject to the limitations described herein.
ARTICLE III.
ADMINISTRATION AND DELEGATION
3.1   Administration.   The Plan is administered by the Administrator. The Administrator has authority to determine which Service Providers receive Awards, grant Awards and set Award terms and conditions, subject to the conditions and limitations in the Plan. The Administrator also has the authority to take all actions and make all determinations under the Plan, to interpret the Plan and Award Agreements and to adopt, amend and repeal Plan administrative rules, guidelines and practices as it deems advisable. The Administrator may correct defects and ambiguities, supply omissions and reconcile inconsistencies in the Plan or any Award Agreement as it deems necessary or appropriate to administer the Plan and any Awards. The Administrator’s determinations under the Plan are in its sole discretion and will be final and binding on all persons having or claiming any interest in the Plan or any Award.
3.2   Appointment of Committees.   To the extent Applicable Laws permit, the Board or the Administrator may delegate any or all of its powers under the Plan to one or more Committees or one or more committees of directors or officers of the Company or any of its Subsidiaries; provided, however, that in no event shall an officer of the Company be delegated the authority to grant Awards to, or amend Awards held by, the following individuals: (a) individuals who are subject to Section 16 of the Exchange Act, or (b) officers of the Company (or Directors) to whom authority to grant or amend Awards has been delegated hereunder. The Board or the Administrator, as applicable, may rescind any such delegation, abolish any such Committee or committee and/or re-vest in itself any previously delegated authority at any time.
ARTICLE IV.
SHARES AVAILABLE FOR AWARDS
4.1   Number of Shares.   Subject to adjustment under Article VIII and the terms of this Article IV, the maximum number of Shares that may be issued pursuant to Awards under the Plan shall be equal to the Overall Share Limit. As of the Effective Date, the Company will cease granting awards under the Prior Plan; however, Prior Plan Awards will remain subject to the terms of the applicable Prior Plan. Shares issued under the Plan may consist of authorized but unissued Shares, Shares purchased on the open market or treasury Shares.
4.2   Share Recycling.   If all or any part of an Award or Prior Plan Award expires, lapses or is terminated, exchanged for or settled in cash, surrendered, repurchased, canceled without having been fully exercised or forfeited, in any case, in a manner that results in the Company acquiring Shares covered by the Award or Prior Plan Award at a price not greater than the price (as adjusted to reflect any Equity Restructuring) paid by the Participant for such Shares or not issuing any Shares covered by the Award or

Prior Plan Award, the unused Shares covered by the Award or Prior Plan Award will, as applicable, become or again be available for Award grants under the Plan. In addition, Shares delivered (either by actual delivery or attestation) to the Company by a Participant to satisfy the applicable exercise or purchase price of an Award or Prior Plan Award and/or to satisfy any applicable tax withholding obligation with respect to an Award or Prior Plan Award (including Shares retained by the Company from the Award being exercised or purchased and/or creating the tax obligation) will, as applicable, become or again be available for Award grants under the Plan. The payment of Dividend Equivalents in cash in conjunction with any outstanding Awards shall not count against the Overall Share Limit. Notwithstanding anything to the contrary contained herein, the following Shares shall not be added to the Shares authorized for grant under Section 4.1 and shall not be available for future grants of Awards: (i) Shares subject to a Share Appreciation Right that are not issued in connection with the share settlement of the Share Appreciation Right on exercise thereof; and (ii) Shares purchased on the open market by the Company with the cash proceeds from the exercise of Options.
4.3   Incentive Stock Option Limitations.   Notwithstanding anything to the contrary herein, no more than 45,240,000 Shares may be issued pursuant to the exercise of Incentive Stock Options.
4.4   Substitute Awards.   In connection with an entity’s merger or consolidation with the Company or the Company’s acquisition of an entity’s property or share, the Administrator may grant Awards in substitution for any options or other share or share-based awards granted before such merger or consolidation by such entity or its affiliate. Substitute Awards may be granted on such terms as the Administrator deems appropriate, notwithstanding limitations on Awards in the Plan. Substitute Awards will not count against the Overall Share Limit (nor shall Shares subject to a Substitute Award be added to the Shares available for Awards under the Plan as provided above), except that Shares acquired by exercise of substitute Incentive Stock Options will count against the maximum number of Shares that may be issued pursuant to the exercise of Incentive Stock Options under the Plan. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of shares of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan (and Shares subject to such Awards shall not be added to the Shares available for Awards under the Plan as provided above); provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Employees, Consultants or Directors prior to such acquisition or combination.
4.5   Non-Employee Director Compensation.   Notwithstanding any provision to the contrary in the Plan, the Administrator may establish compensation for non-employee Directors from time to time, subject to the limitations in the Plan and the requirements of Applicable Law and/or pursuant to a written nondiscretionary formula established by the Administrator (the “Non-Employee Director Equity Compensation Policy”). The sum of any cash compensation, or other compensation, and the value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of Awards granted to a non-employee Director as compensation for services as a non-employee Director during any fiscal year of the Company may not exceed $750,000 (the “Director Limit”). The Administrator may make exceptions to the Director Limit in extraordinary circumstances, as the Administrator may determine in its discretion, provided that the non-employee Director receiving such additional compensation may not participate in the decision to award such compensation or in other contemporaneous compensation decisions involving non-employee Directors.
ARTICLE V.
SHARE OPTIONS AND SHARE APPRECIATION RIGHTS
5.1   General.   The Administrator may grant Options or Share Appreciation Rights to Service Providers subject to the limitations in the Plan, including any limitations in the Plan that apply to Incentive Stock Options. A Share Appreciation Right will entitle the Participant (or other person entitled to exercise the Share Appreciation Right) to receive from the Company upon exercise of the exercisable portion of the Share Appreciation Right an amount determined by multiplying the excess, if any, of the Fair Market Value of one Share on the date of exercise over the exercise price per share of the Share Appreciation Right by the number of Shares with respect to which the Share Appreciation Right is exercised, subject to any limitations of the Plan or that the Administrator may impose and payable in cash, Shares valued at Fair Market Value or a combination of the two as the Administrator may determine or provide in the Award Agreement.
5.2   Exercise Price.   The Administrator will establish each Option’s and Share Appreciation Right’s exercise price and specify the exercise price in the Award Agreement. The exercise price will not be less than 100% of the Fair Market Value on the grant date of the Option (subject to Section 5.6) or Share Appreciation Right. Notwithstanding the foregoing, in the case of an Option or a Share Appreciation Right that is a Substitute Award, the exercise price per share of the Shares subject to such Option or Share Appreciation Right, as applicable, may be less than the Fair Market Value per share on the date of grant; provided that the exercise price of any Substitute Award shall be determined in accordance with the applicable requirements of Sections 424 and 409A of the Code.
5.3   Duration.   Each Option or Share Appreciation Right will be exercisable at such times and as specified in the Award Agreement, provided that, subject to Section 5.6, the term of an Option or Share Appreciation Right will not exceed ten years. Notwithstanding the foregoing and unless determined otherwise by the Company, in the event that on the last business day of the term of an Option or Share Appreciation Right (other than an Incentive Stock Option) (i) the exercise of the Option or Share Appreciation Right is prohibited by Applicable Law, as determined by the Company, or (ii) Shares may not be purchased or sold by the applicable Participant due to any Company insider trading policy (including blackout periods) or a “lock-up” agreement undertaken in connection with an issuance of securities by the Company, the term of the Option or Share Appreciation Right shall be extended until the date that is 30 days after the end of the legal prohibition, black-out period or lock-up agreement, as determined by the Company; provided, however, in no event shall the extension last beyond the ten year term of the applicable Option or Share Appreciation Right. Unless otherwise determined by the Administrator in the Award Agreement or by action of the Administrator following the grant of the Option or Share Appreciation Right, (i) no portion of an Option or Share Appreciation Right which is unexercisable at a Participant’s Termination of Service shall thereafter become exercisable and (ii) the portion of an Option or Share Appreciation Right that is unexercisable at a Participant’s Termination of Service shall automatically expire thirty (30) days following such Termination of Service. Notwithstanding the foregoing, to the extent permitted under Applicable Laws, if the Participant, prior to the end of the term of an Option or Share Appreciation Right, violates the non-competition, non-solicitation, confidentiality or other similar restrictive covenant provisions of any employment contract, confidentiality and nondisclosure agreement or other agreement between the Participant and the Company or any of its Subsidiaries, the right of the Participant and the Participant’s transferees to exercise any Option or Share Appreciation Right issued to the Participant shall terminate immediately upon such violation, unless the Company otherwise determines.
5.4   Exercise.   Options and Share Appreciation Rights may be exercised by delivering to the Company a written notice of exercise, in a form the Administrator approves (which may be electronic), signed by the person authorized to exercise the Option or Share Appreciation Right, together with, as applicable, payment in full (i) as specified in Section 5.5 for the number of Shares for which the Award is exercised and (ii) as specified in Section 9.5 for any applicable taxes. Unless the Administrator otherwise determines, an Option or Share Appreciation Right may not be exercised for a fraction of a Share.
5.5   Payment Upon Exercise.   Subject to Section 10.8, any Company insider trading policy (including blackout periods) and Applicable Laws, the exercise price of an Option must be paid by:
(a)   cash, wire transfer of immediately available funds or by check payable to the order of the Company, provided that the Company may limit the use of one of the foregoing payment forms if one or more of the payment forms below is permitted;
(b)   if there is a public market for Shares at the time of exercise, unless the Company otherwise determines, (A) delivery (including electronically or telephonically to the extent permitted by the Company) of an irrevocable and unconditional undertaking by a broker acceptable to the Company to deliver promptly to the Company sufficient funds to pay the exercise price, or (B) the Participant’s delivery to the Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Company to deliver promptly to the Company cash or a check sufficient to pay the exercise price; provided that such amount is paid to the Company at such time as may be required by the Administrator;
(c)   to the extent permitted by the Administrator, delivery (either by actual delivery or attestation) of Shares owned by the Participant valued at their Fair Market Value;
(d)   to the extent permitted by the Administrator, surrendering Shares then issuable upon the Option’s exercise valued at their Fair Market Value on the exercise date;
(e)   to the extent permitted by the Administrator, delivery of a promissory note or any other property that the Administrator determines is good and valuable consideration; or
(f)   to the extent permitted by the Company, any combination of the above payment forms approved by the Administrator.
5.6   Additional Terms of Incentive Stock Options.   The Administrator may grant Incentive Stock Options only to employees of the Company, any of its present or future parent or subsidiary corporations, as defined in Sections 424(e) or (f) of the Code, respectively, and any other entities the employees of which are eligible to receive Incentive Stock Options under the Code. If an Incentive Stock Option is granted to a Greater Than 10% Stockholder, the exercise price will not be less than 110% of the Fair Market Value on the Option’s grant date, and the term of the Option will not exceed five years. All Incentive Stock Options will be subject to and construed consistently with Section 422 of the Code. By accepting an Incentive Stock Option, the Participant agrees to give prompt notice to the Company of dispositions or other transfers (other than in connection with a Change in Control) of Shares acquired under the Option made within (i) two years from the grant date of the Option or (ii) one year after the transfer of such Shares to the Participant, specifying the date of the disposition or other transfer and the amount the Participant realized, in cash, other property, assumption of indebtedness or other consideration, in such disposition or other transfer. Neither the Company nor the Administrator will be liable to a Participant, or any other party, if an Incentive Stock Option fails or ceases to qualify as an “incentive stock option” under Section 422 of the Code. Any Incentive Stock Option or portion thereof that fails to qualify as an “incentive stock option” under Section 422 of the Code for any reason, including becoming exercisable with respect to Shares having a fair market value exceeding the $100,000 limitation under Treasury Regulation Section 1.422-4, will be a Non-Qualified Option.
ARTICLE VI.
RESTRICTED SHARES; RESTRICTED SHARE UNITS
6.1   General.   The Administrator may grant Restricted Shares, or the right to purchase Restricted Shares, to any Service Provider, subject to the Company’s right to repurchase all or part of such Shares at their issue price or other stated or formula price from the Participant (or to require forfeiture of such Shares) if conditions the Administrator specifies in the Award Agreement are not satisfied before the end of the applicable restriction period or periods that the Administrator establishes for such Award. In addition, the Administrator may grant to Service Providers Restricted Share Units, which may be subject to vesting and forfeiture conditions during the applicable restriction period or periods, as set forth in an Award Agreement.
6.2   Restricted Shares.
(a)   Rights as Shareholders.   Subject to the Company’s right of repurchase as described above, upon issuance of Restricted Shares, the Participant shall have, unless otherwise provided by the Administrator, all of the rights of a shareholder with respect to said Shares, subject to the restrictions in the Plan.
(b)   Dividends.   Participants holding Restricted Shares will be entitled to all ordinary cash dividends paid with respect to such Shares, unless the Administrator provides otherwise in the Award Agreement. In addition, unless the Administrator provides otherwise, if any dividends or distributions are paid in Shares, or consist of a dividend or distribution to holders of Shares of property other than an ordinary cash dividend, the Shares or other property will be subject to the same restrictions on transferability and forfeitability as the Restricted Shares with respect to which they were paid. Notwithstanding anything to the contrary herein, with respect to any award of Restricted Shares, dividends which are paid to holders of Shares prior to vesting shall only be paid out to the Participant holding such Restricted Shares to the extent that the vesting conditions are subsequently satisfied. All such dividend payments will be made no later than March 15 of the calendar year following the calendar year in which the right to the dividend payment becomes nonforfeitable.
(c)   Share Certificates.   The Company may require that the Participant deposit in escrow with the Company (or its designee) any share certificates issued in respect of Restricted Shares, together with a stock power endorsed in blank.
6.3   Restricted Share Units.
(a)   Settlement.   The Administrator may provide that settlement of Restricted Share Units will occur upon or as soon as reasonably practicable after the Restricted Share Units vest or will instead be deferred, on a mandatory basis or at the Participant’s election, in a manner intended to comply with Section 409A.
(b)   Shareholder Rights.   A Participant will have no rights of a shareholder with respect to Shares subject to any Restricted Share Unit unless and until the Shares are delivered in settlement of the Restricted Share Unit.
ARTICLE VII.
OTHER SHARE OR CASH BASED AWARDS; DIVIDEND EQUIVALENTS
7.1   Other Share or Cash Based Awards.   Other Share or Cash Based Awards may be granted to Participants, including Awards entitling Participants to receive Shares to be delivered in the future and including annual or other periodic or long-term cash bonus awards (whether based on specified Performance Criteria or otherwise), in each case subject to any conditions and limitations in the Plan. Such Other Share or Cash Based Awards will also be available as a payment form in the settlement of other Awards, as standalone payments and as payment in lieu of compensation to which a Participant is otherwise entitled. Other Share or Cash Based Awards may be paid in Shares, cash or other property, as the Administrator determines.
7.2   Dividend Equivalents.   A grant of Restricted Share Units or Other Share or Cash Based Award may provide a Participant with the right to receive Dividend Equivalents, and no Dividend Equivalents shall be payable with respect to Options or Share Appreciation Rights. Dividend Equivalents may be paid currently or credited to an account for the Participant, settled in cash or Shares and subject to the same restrictions on transferability and forfeitability as the Award with to which the Dividend Equivalents are paid and subject to other terms and conditions as set forth in the Award Agreement. Notwithstanding anything to the contrary herein, Dividend Equivalents with respect to an Award shall only be paid out to the Participant to the extent that the vesting conditions applicable to the underlying Award are satisfied. All such Dividend Equivalent payments will be made no later than March 15 of the calendar year following calendar year in which the right to the Dividend Equivalent payment becomes nonforfeitable in accordance with the foregoing, unless otherwise determined by the Administrator.
ARTICLE VIII.
ADJUSTMENTS FOR CHANGES IN SHARES
AND CERTAIN OTHER EVENTS
8.1   Equity Restructuring.   In connection with any Equity Restructuring, notwithstanding anything to the contrary in this Article VIII, the Administrator will equitably adjust each outstanding Award as it deems appropriate to reflect the Equity Restructuring, which may include adjusting the number and type of securities subject to each outstanding Award and/or the Award’s exercise price or grant price (if applicable), granting new Awards to Participants, and making a cash payment to Participants. The adjustments provided under this Section 8.1 will be nondiscretionary and final and binding on the affected Participant and the Company; provided that the Administrator will determine whether an adjustment is equitable.

8.2   Corporate Transactions.   In the event of any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), reorganization, merger, consolidation, combination, amalgamation, repurchase, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or sale or exchange of Shares or other securities of the Company, Change in Control, issuance of warrants or other rights to purchase Shares or other securities of the Company, other similar corporate transaction or event, other unusual or nonrecurring transaction or event affecting the Company or its financial statements or any change in any Applicable Laws or accounting principles, the Administrator, on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event (except that action to give effect to a change in Applicable Law or accounting principles may be made within a reasonable period of time after such change) and either automatically or upon the Participant’s request, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to (x) prevent dilution or enlargement of the benefits or potential benefits intended by the Company to be made available under the Plan or with respect to any Award granted or issued under the Plan, (y) facilitate such transaction or event or (z) give effect to such changes in Applicable Laws or accounting principles:
(a)   To provide for the cancellation of any such Award in exchange for either an amount of cash or other property with a value equal to the amount that could have been obtained upon the exercise or settlement of the vested portion of such Award or realization of the Participant’s rights under the vested portion of such Award, as applicable; provided that, if the amount that could have been obtained upon the exercise or settlement of the vested portion of such Award or realization of the Participant’s rights, in any case, is equal to or less than zero, then the Award may be terminated without payment;
(b)   To provide that such Award shall vest and, to the extent applicable, be exercisable as to all Shares covered thereby, notwithstanding anything to the contrary in the Plan or the provisions of such Award;
(c)   To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by awards covering the shares of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and/or applicable exercise or purchase price, in all cases, as determined by the Administrator;
(d)   To make adjustments in the number and type of Shares (or other securities or property) subject to outstanding Awards and/or with respect to which Awards may be granted under the Plan (including, but not limited to, adjustments of the limitations in Article IV on the maximum number and kind of shares which may be issued, including pursuant to any Non-Employee Director Compensation Policy) and/or in the terms and conditions of (including the grant or exercise price or applicable performance goals), and the criteria included in, outstanding Awards;
(e)   To replace such Award with other rights or property selected by the Administrator; and/or
(f)   To provide that the Award will terminate and cannot vest, be exercised or become payable after the applicable event.
8.3   Administrative Stand Still.   In the event of any pending share dividend, share split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to shareholders, or any other extraordinary transaction or change affecting the Shares or the share price of a Share, including any Equity Restructuring or any securities offering or other similar transaction, for administrative convenience, the Administrator may refuse to permit the exercise of any Award for up to 60 days before or after such transaction.
8.4   General.   Except as expressly provided in the Plan or the Administrator’s action under the Plan, no Participant will have any rights due to any subdivision or consolidation of Shares of any class, dividend payment, increase or decrease in the number of Shares of any class or dissolution, liquidation, merger, or consolidation of the Company or other corporation. Except as expressly provided with respect to an Equity Restructuring under Section 8.1 or the Administrator’s action under the Plan, no issuance by the Company of Shares of any class, or securities convertible into Shares of any class, will affect, and no adjustment will be made regarding, the number of Shares subject to an Award or the Award’s grant or exercise price. The existence of the Plan, any Award Agreements and the Awards granted hereunder will not affect or restrict in any way the Company’s right or power to make or authorize (i) any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, (ii) any merger, consolidation dissolution or liquidation of the Company or sale of Company assets or (iii) any sale or issuance of securities, including securities with rights superior to those of the Shares or securities convertible into or exchangeable for Shares. The Administrator may treat Participants and Awards (or portions thereof) differently under this Article VIII.
ARTICLE IX.
GENERAL PROVISIONS APPLICABLE TO AWARDS
9.1   Transferability.   Except as the Administrator may determine or provide in an Award Agreement or otherwise for Awards other than Incentive Stock Options, Awards may not be sold, assigned, transferred, pledged or otherwise encumbered, either voluntarily or by operation of law, except for certain beneficiary designations, by will or the laws of descent and distribution, or, subject to the Administrator’s consent, pursuant to a domestic relations order, and, during the life of the Participant, will be exercisable only by the Participant. Any permitted transfer of an Award hereunder shall be without consideration, except as required by Applicable Laws, and such Award transferred to a permitted transferee shall continue to be subject to all the terms and conditions of the Award as applicable to the original Participant and the Participant or transferor and the receiving permitted transferee shall execute any and all documents requested by the Administrator. References to a Participant, to the extent relevant in the context, will include references to a Participant’s authorized transferee that the Administrator specifically approves.
9.2   Documentation.   Each Award will be evidenced in an Award Agreement, which may be written or electronic, as the Administrator determines. The Award Agreement will contain the terms and conditions applicable to an Award. Each Award may contain terms and conditions in addition to those set forth in the Plan.
9.3   Discretion.   Except as the Plan otherwise provides, each Award may be made alone or in addition or in relation to any other Award. The terms of each Award to a Participant need not be identical, and the Administrator need not treat Participants or Awards (or portions thereof) uniformly.
9.4   Termination of Status.   The Administrator will determine how the disability, death, retirement, an authorized leave of absence or any other change or purported change in a Participant’s Service Provider status affects an Award and the extent to which, and the period during which the Participant, the Participant’s legal representative, conservator, guardian or Designated Beneficiary may exercise rights under the Award, if applicable. Unless otherwise determined by the Administrator, the vesting of any Awards shall be postponed during any unpaid leave of absence by a Participant. Upon the Participant’s return to service, the vesting of such Awards held by the Participant shall resume and each of the remaining vesting dates shall be postponed by the number of days of such period of unpaid leave (i.e. shifting the entire remaining vesting schedule and extending it by the number of unpaid leave days). Despite the aforementioned, the following shall not postpone the vesting of any Awards: paid vacation, paid sick leave, paid maternity leave, infant care leave, medical emergency leave or military reserve duty.
9.5   Withholding.   Each Participant must pay the Company, or make provision satisfactory to the Administrator for payment of, any taxes required by Applicable Law to be withheld in connection with such Participant’s Awards by the date of the event creating the tax liability. The Company may deduct an amount sufficient to satisfy such tax obligations based on the applicable statutory withholding rates (or such other rate as may be determined by the Company after considering any accounting consequences or costs) from any payment of any kind otherwise due to a Participant. In the absence of a contrary determination by the Company (or, with respect to withholding pursuant to clause (ii) below with respect to Awards held by individuals subject to Section 16 of the Exchange Act, a contrary determination by the Administrator), all tax withholding obligations will be calculated based on the maximum applicable statutory withholding rates. Subject to Section 10.8 and any Company insider trading policy (including blackout periods), Participants may satisfy such tax obligations (i) in cash, by wire transfer of immediately available funds, by check made payable to the order of the Company, provided that the Company may limit the use of the foregoing payment forms if one or more of the payment forms below is permitted, (ii) to the extent permitted by the Administrator, in whole or in part by delivery of Shares, including Shares delivered by attestation and Shares retained from the Award creating the tax obligation, valued at their Fair Market Value on the date of delivery, (iii) if there is a public market for Shares at the time the tax obligations are satisfied, unless the Company otherwise determines, (A) delivery (including electronically or telephonically to the extent permitted by the Company) of an irrevocable and unconditional undertaking by a broker acceptable to the Company to deliver promptly to the Company sufficient funds to satisfy the tax obligations, or (B) delivery by the Participant to the Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Company to deliver promptly to the Company cash or a check sufficient to satisfy the tax withholding; provided that such amount is paid to the Company at such time as may be required by the Administrator, or (iv) to the extent permitted by the Company, any combination of the foregoing payment forms approved by the Administrator. Notwithstanding any other provision of the Plan, the number of Shares which may be so delivered or retained pursuant to clause (ii) of the immediately preceding sentence shall be limited to the number of Shares which have a Fair Market Value on the date of delivery or retention no greater than the aggregate amount of such liabilities based on the maximum individual statutory tax rate in the applicable jurisdiction at the time of such withholding (or such other rate as may be required to avoid the liability classification of the applicable award under generally accepted accounting principles in the United States of America); provided, however, to the extent such Shares were acquired by Participant from the Company as compensation, the Shares must have been held for the minimum period required by applicable accounting rules to avoid a charge to the Company’s earnings for financial reporting purposes; provided, further, that, any such Shares delivered or retained shall be rounded up to the nearest whole Share to the extent rounding up to the nearest whole Share does not result in the liability classification of the applicable Award under generally accepted accounting principles in the United States of America. If any tax withholding obligation will be satisfied under clause (ii) above by the Company’s retention of Shares from the Award creating the tax obligation and there is a public market for Shares at the time the tax obligation is satisfied, the Company may elect to instruct any brokerage firm determined acceptable to the Company for such purpose to sell on the applicable Participant’s behalf some or all of the Shares retained and to remit the proceeds of the sale to the Company or its designee, and each Participant’s acceptance of an Award under the Plan will constitute the Participant’s authorization to the Company and instruction and authorization to such brokerage firm to complete the transactions described in this sentence.
9.6   Amendment of Award; Repricing.   The Administrator may amend, modify or terminate any outstanding Award, including by substituting another Award of the same or a different type, changing the exercise or settlement date, and converting an Incentive Stock Option to a Non-Qualified Option. The Participant’s consent to such action will be required unless (i) the action, taking into account any related action, does not materially and adversely affect the Participant’s rights under the Award, or (ii) the change is permitted under Article VIII or pursuant to Section 10.6. Notwithstanding the foregoing or anything in the Plan to the contrary, the Administrator may not, without the approval of the shareholders of the Company, (i) reduce the exercise price per share of outstanding Options or Share Appreciation Rights or (ii) cancel outstanding Options or Share Appreciation Rights in exchange for cash, other Awards or Options or Share Appreciation Rights with an exercise price per share that is less than the exercise price per share of the original Options or Share Appreciation Rights.
9.7   Conditions on Delivery of Shares.   The Company will not be obligated to deliver any Shares under the Plan or remove restrictions from Shares previously delivered under the Plan until (i) all Award conditions have been met or removed to the Company’s satisfaction, (ii) as determined by the Company, all other legal matters regarding the issuance and delivery of such Shares have been satisfied, including any applicable securities laws and stock exchange or stock market rules and regulations, and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Administrator deems necessary or appropriate to satisfy any Applicable Laws. The Company’s inability to obtain authority from any regulatory body having jurisdiction, which the Administrator determines is necessary to the lawful issuance and sale of any securities, will relieve the Company of any liability for failing to issue or sell such Shares as to which such requisite authority has not been obtained.
9.8   Acceleration.   The Administrator may at any time provide that any Award will become immediately vested and fully or partially exercisable, free of some or all restrictions or conditions, or otherwise fully or partially realizable.

9.9   Cash Settlement.   Without limiting the generality of any other provision of the Plan, the Administrator may provide, in an Award Agreement or subsequent to the grant of an Award, in its discretion, that any Award may be settled in cash, Shares or a combination thereof.
9.10   Broker-Assisted Sales.   In the event of a broker-assisted sale of Shares in connection with the payment of amounts owed by a Participant under or with respect to the Plan or Awards, including amounts to be paid under the final sentence of Section 9.5: (i) any Shares to be sold through the broker-assisted sale will be sold on the day the payment first becomes due, or as soon thereafter as practicable; (ii) such Shares may be sold as part of a block trade with other Participants in the Plan in which all participants receive an average price; (iii) the applicable Participant will be responsible for all broker’s fees and other costs of sale, and by accepting an Award, each Participant agrees to indemnify and hold the Company harmless from any losses, costs, damages, or expenses relating to any such sale; (iv) to the extent the Company or its designee receives proceeds of such sale that exceed the amount owed, the Company will pay such excess in cash to the applicable Participant as soon as reasonably practicable; (v) the Company and its designees are under no obligation to arrange for such sale at any particular price; and (vi) in the event the proceeds of such sale are insufficient to satisfy the Participant’s applicable obligation, the Participant may be required to pay immediately upon demand to the Company or its designee an amount in cash sufficient to satisfy any remaining portion of the Participant’s obligation.
ARTICLE X.
MISCELLANEOUS
10.1   No Right to Employment or Other Status.   No person will have any claim or right to be granted an Award, and the grant of an Award will not be construed as giving a Participant the right to continued employment or any other relationship with the Company or any of its Subsidiaries. The Company and its Subsidiaries expressly reserves the right at any time to dismiss or otherwise terminate its relationship with a Participant free from any liability or claim under the Plan or any Award, except as expressly provided in an Award Agreement or in the Plan.
10.2   No Rights as Shareholder; Certificates.   Subject to the Award Agreement, no Participant or Designated Beneficiary will have any rights as a shareholder with respect to any Shares to be distributed under an Award until becoming the record holder of such Shares. Notwithstanding any other provision of the Plan, unless the Administrator otherwise determines or Applicable Laws require, the Company will not be required to deliver to any Participant certificates evidencing Shares issued in connection with any Award and instead such Shares may be recorded in the books of the Company (or, as applicable, its transfer agent or share plan administrator). The Company may place legends on share certificates issued under the Plan that the Administrator deems necessary or appropriate to comply with Applicable Laws.
10.3   Effective Date and Term of Plan.   Unless earlier terminated by the Board, the Plan will become effective on the day prior to the Public Trading Date (the “Effective Date”) and will remain in effect until the tenth anniversary of the earlier of (i) the date the Board adopted the Plan or (ii) the date the Company’s shareholders approved the Plan, but Awards previously granted may extend beyond that date in accordance with the Plan. Notwithstanding anything to the contrary in the Plan, an Incentive Stock Option may not be granted under the Plan after 10 years from the earlier of (i) the date the Board adopted the Plan or (ii) the date the Company’s shareholders approved the Plan, but Awards previously granted may extend beyond that date in accordance with the Plan. If the Plan is not approved by the Company’s shareholders, the Plan will not become effective, no Awards will be granted under the Plan and the Prior Plan will continue in full force and effect in accordance with its terms.
10.4   Amendment of Plan.   The Board may amend, suspend or terminate the Plan at any time; provided that no amendment, other than an increase to the Overall Share Limit, may materially and adversely affect any Award outstanding at the time of such amendment without the affected Participant’s consent. No Awards may be granted under the Plan during any suspension period or after the Plan’s termination. Awards outstanding at the time of any Plan suspension or termination will continue to be governed by the Plan and the Award Agreement, as in effect before such suspension or termination. The Board will obtain shareholder approval of any Plan amendment to the extent necessary to comply with Applicable Laws.

10.5   Provisions for Foreign Participants.   The Administrator may modify Awards granted to Participants who are foreign nationals or employed outside the United States or establish subplans or procedures under the Plan to address requirements of Applicable Law and differences in laws, rules, regulations or customs of such various foreign jurisdictions with respect to tax, securities, currency, employee benefit or other matters; provided, however, that no such subplans and/or modifications shall increase the Overall Share Limit or the Director Limit.
10.6   Section 409A.
(a)   General.   The Company intends that all Awards be structured to comply with, or be exempt from, Section 409A, such that no adverse tax consequences, interest, or penalties under Section 409A apply. Notwithstanding anything in the Plan or any Award Agreement to the contrary, the Administrator may, without a Participant’s consent, amend this Plan or Awards, adopt policies and procedures, or take any other actions (including amendments, policies, procedures and retroactive actions) as are necessary or appropriate to preserve the intended tax treatment of Awards, including any such actions intended to (A) exempt this Plan or any Award from Section 409A, or (B) comply with Section 409A, including regulations, guidance, compliance programs and other interpretative authority that may be issued after an Award’s grant date. The Company makes no representations or warranties as to an Award’s tax treatment under Section 409A or otherwise. The Company will have no obligation under this Section 10.6 or otherwise to avoid the taxes, penalties or interest under Section 409A with respect to any Award and will have no liability to any Participant or any other person if any Award, compensation or other benefits under the Plan are determined to constitute noncompliant “nonqualified deferred compensation” subject to taxes, penalties or interest under Section 409A.
(b)   Separation from Service.   If an Award constitutes “nonqualified deferred compensation” under Section 409A, any payment or settlement of such Award upon a termination of a Participant’s Service Provider relationship will, to the extent necessary to avoid taxes under Section 409A, be made only upon the Participant’s “separation from service” (within the meaning of Section 409A), whether such “separation from service” occurs upon or after the termination of the Participant’s Service Provider relationship. For purposes of this Plan or any Award Agreement relating to any such payments or benefits, references to a “termination,” “termination of employment” or like terms means a “separation from service.”
(c)   Payments to Specified Employees.   Notwithstanding any contrary provision in the Plan or any Award Agreement, any payment(s) of “nonqualified deferred compensation” required to be made under an Award to a “specified employee” (as defined under Section 409A and as the Administrator determines) due to his or her “separation from service” will, to the extent necessary to avoid taxes under Section 409A(a)(2)(B)(i) of the Code, be delayed for the six-month period immediately following such “separation from service” (or, if earlier, until the specified employee’s death) and will instead be paid (as set forth in the Award Agreement) on the day immediately following such six-month period or as soon as administratively practicable thereafter (without interest). Any payments of “nonqualified deferred compensation” under such Award payable more than six months following the Participant’s “separation from service” will be paid at the time or times the payments are otherwise scheduled to be made.
10.7   Limitations on Liability.   Notwithstanding any other provisions of the Plan, no individual acting as a director, officer, other employee or agent of the Company or any Subsidiary will be liable to any Participant, former Participant, spouse, beneficiary, or any other person for any claim, loss, liability, or expense incurred in connection with the Plan or any Award, and such individual will not be personally liable with respect to the Plan because of any contract or other instrument executed in his or her capacity as an Administrator, director, officer, other employee or agent of the Company or any Subsidiary. The Company will indemnify and hold harmless each director, officer, other employee and agent of the Company or any Subsidiary that has been or will be granted or delegated any duty or power relating to the Plan’s administration or interpretation, against any cost or expense (including attorneys’ fees) or liability (including any sum paid in settlement of a claim with the Administrator’s approval) arising from any act or omission concerning this Plan unless arising from such person’s own fraud or bad faith.

10.8   Lock-Up Period.   The Company may, at the request of any underwriter representative or otherwise, in connection with registering the offering of any Company securities under the Securities Act, prohibit Participants from, directly or indirectly, selling or otherwise transferring any Shares or other Company securities during a period of up to 180 days following the effective date of a Company registration statement filed under the Securities Act, or such longer period as determined by the underwriter.
10.9   Data Privacy.   As a condition for receiving any Award, each Participant explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of personal data as described in this section by and among the Company and its Subsidiaries and affiliates exclusively for implementing, administering and managing the Participant’s participation in the Plan. The Company and its Subsidiaries and affiliates may hold certain personal information about a Participant, including the Participant’s name, address and telephone number; birthdate; social security, insurance number or other identification number; salary; nationality; job title(s); any Shares held in the Company or its Subsidiaries and affiliates; and Award details, to implement, manage and administer the Plan and Awards (the “Data”). The Company and its Subsidiaries and affiliates may transfer the Data amongst themselves as necessary to implement, administer and manage a Participant’s participation in the Plan, and the Company and its Subsidiaries and affiliates may transfer the Data to third parties assisting the Company with Plan implementation, administration and management. These recipients may be located in the Participant’s country, or elsewhere, and the Participant’s country may have different data privacy laws and protections than the recipients’ country. By accepting an Award, each Participant authorizes such recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, to implement, administer and manage the Participant’s participation in the Plan, including any required Data transfer to a broker or other third party with whom the Company or the Participant may elect to deposit any Shares. The Data related to a Participant will be held only as long as necessary to implement, administer, and manage the Participant’s participation in the Plan. A Participant may, at any time, view the Data that the Company holds regarding such Participant, request additional information about the storage and processing of the Data regarding such Participant, recommend any necessary corrections to the Data regarding the Participant or refuse or withdraw the consents in this Section 10.9 in writing, without cost, by contacting the local human resources representative. If the Participant refuses or withdraws the consents in this Section 10.9, the Company may cancel Participant’s ability to participate in the Plan and, in the Administrator’s discretion, the Participant may forfeit any outstanding Awards. For more information on the consequences of refusing or withdrawing consent, Participants may contact their local human resources representative.
10.10   Severability.   If any portion of the Plan or any action taken under it is held illegal or invalid for any reason, the illegality or invalidity will not affect the remaining parts of the Plan, and the Plan will be construed and enforced as if the illegal or invalid provisions had been excluded, and the illegal or invalid action will be null and void.
10.11   Governing Documents.   If any contradiction occurs between the Plan and any Award Agreement or other written agreement between a Participant and the Company (or any Subsidiary) that the Administrator has approved, the Plan will govern, unless it is expressly specified in such Award Agreement or other written document that a specific provision of the Plan will not apply.
10.12   Governing Law.   The Plan and all Awards will be governed by and interpreted in accordance with the laws of the State of Israel, without giving effect to principles of conflicts of laws.
10.13   Claw-back Provisions.   All Awards (including, without limitation, any proceeds, gains or other economic benefit actually or constructively received by Participant upon any receipt or exercise of any Award or upon the receipt or resale of any Shares underlying the Award) shall be subject to the provisions of any claw-back policy implemented by the Company, including, without limitation, any claw-back policy adopted to comply with Applicable Laws (including the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder) as and to the extent set forth in such claw-back policy or the Award Agreement.
10.14   Titles and Headings.   The titles and headings in the Plan are for convenience of reference only and, if any conflict, the Plan’s text, rather than such titles or headings, will control.
10.15   Conformity to Securities Laws.   Participant acknowledges that the Plan is intended to conform to the extent necessary with Applicable Laws. Notwithstanding anything herein to the contrary,

the Plan and all Awards will be administered only in conformance with Applicable Laws. To the extent Applicable Laws permit, the Plan and all Award Agreements will be deemed amended as necessary to conform to Applicable Laws.
10.16   Relationship to Other Benefits.   No payment under the Plan will be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary except as expressly provided in writing in such other plan or an agreement thereunder.
ARTICLE XI.
DEFINITIONS
As used in the Plan, the following words and phrases will have the following meanings:
11.1   “Administrator” means the Board or a Committee to the extent that the Board’s powers or authority under the Plan have been delegated to such Committee. Notwithstanding the foregoing, the full Board, acting by a majority of its members in office, shall conduct the general administration of the Plan with respect to Awards granted to Directors and, with respect to such Awards, the term “Administrator” as used in the Plan shall be deemed to refer to the Board.
11.2   “Applicable Laws” means the requirements relating to the administration of equity incentive plans under Israeli and U.S. federal and state securities, tax and other applicable laws, rules and regulations, the applicable rules of any stock exchange or quotation system on which the Shares are listed or quoted and the applicable laws and rules of any foreign country or other jurisdiction where Awards are granted.
11.3   “Award” means, individually or collectively, a grant under the Plan of Options, Share Appreciation Rights, Restricted Shares, Restricted Share Units, Dividend Equivalents, or Other Share or Cash Based Awards.
11.4   “Award Agreement” means a written agreement evidencing an Award, which may be electronic, that contains such terms and conditions as the Administrator determines, consistent with and subject to the terms and conditions of the Plan.
11.5   “Board” means the Board of Directors of the Company.
11.6   “Cause” with respect to a Participant, “Cause” (or any term of similar effect) as defined in such Participant’s employment or service agreement with the Company or an affiliate thereof if such an agreement exists and contains a definition of Cause (or term of similar effect), or, if no such agreement exists or such agreement does not contain a definition of Cause (or term of similar effect), then “Cause” shall mean one or more of the following: (A) repeated and gross failure to perform Participant’s material duties, after written notice of such performance has been given to Participant with 30 days to cure such nonperformance; (B) use of illegal drugs by Participant; (C) commission of a felony, a crime of moral turpitude or a misdemeanor involving fraud or dishonesty (for avoidance of doubt, a single driving while intoxicated (or other similar charge) shall not be considered a felony or crime of moral turpitude); (D) the perpetration of any act of fraud or material dishonesty against or affecting the Company, any of its affiliates, or any customer, agent or employee thereof; (E) material breach of fiduciary duty or material breach of this Agreement, after written notice of such breach has been given to Participant and, to the event such breach is curable, within 30 days to cure such breach; (F) repeated insolent or abusive conduct in the workplace, including but not limited to, harassment of others of a racial or sexual nature after notice of such behavior; (G) taking any action which is intended to harm or disparage the Company, holdings, their affiliates, or their reputations, or which would reasonably be expected to lead to unwanted or unfavorable publicity to the Company, holdings or their affiliates; or (H) engaging in any act of material self-dealing without prior notice to and consent by the Board.
11.7   “Change in Control” means and includes each of the following:
(a)   A transaction or series of transactions (other than an offering of Shares to the general public through a registration statement filed with the Securities and Exchange Commission or a transaction or series of transactions that meets the requirements of clauses (i) and (ii) of subsection (c) below)

whereby any “person” or related “group” of “persons” (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) (other than the Company, any of its Subsidiaries, an employee benefit plan maintained by the Company or any of its Subsidiaries or a “person” that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, the Company) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than 50% of the total combined voting power of the Company’s securities outstanding immediately after such acquisition; or
(b)   During any period of twenty-four consecutive months, individuals who, at the beginning of such period, constitute the Board together with any new Director(s) (other than a Director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in subsections (a) or (c)) whose election by the Board or nomination for election by the Company’s shareholders was approved by a vote of at least two-thirds of the Directors then still in office who either were Directors at the beginning of the twenty-four month period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or
(c)   The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of the Company’s assets in any single transaction or series of related transactions or (z) the acquisition of assets or shares of another entity, in each case other than a transaction:
(i)   which results in the Company’s voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company’s assets or otherwise succeeds to the business of the Company (the Company or such person, the “Successor Entity”)) directly or indirectly, at least a majority of the combined voting power of the Successor Entity’s outstanding voting securities immediately after the transaction, and
(ii)   after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this clause (ii) as beneficially owning 50% or more of the combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction.
Notwithstanding the foregoing, if a Change in Control constitutes a payment event with respect to any Award (or portion of any Award) that provides for the deferral of compensation that is subject to Section 409A, to the extent required to avoid the imposition of additional taxes under Section 409A, the transaction or event described in subsection (a), (b) or (c) with respect to such Award (or portion thereof) shall only constitute a Change in Control for purposes of the payment timing of such Award if such transaction also constitutes a “change in control event,” as defined in Treasury Regulation Section 1.409A-3(i)(5).
The Administrator shall have full and final authority, which shall be exercised in its discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of the occurrence of such Change in Control and any incidental matters relating thereto; provided that any exercise of authority in conjunction with a determination of whether a Change in Control is a “change in control event” as defined in Treasury Regulation Section 1.409A-3(i)(5) shall be consistent with such regulation.
11.8   “Code” means the Internal Revenue Code of 1986, as amended, and the regulations issued thereunder.
11.9   “Committee” means one or more committees or subcommittees of the Board, which may include one or more Company directors or executive officers, to the extent Applicable Laws permit. To the extent required to comply with the provisions of Rule 16b-3, it is intended that each member of the Committee will be, at the time the Committee takes any action with respect to an Award that is subject to Rule 16b-3, a “non-employee director” within the meaning of Rule 16b-3; however, a Committee member’s failure to qualify as a “non-employee director” within the meaning of Rule 16b-3 will not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan.
11.10   “Company” means Oddity Tech Ltd., an Israeli company, or any successor.
11.11   “Consultant” means any person, including any adviser, engaged by the Company or any of its Subsidiaries to render services to such entity if the consultant or adviser: (a) renders bona fide services to the Company; (b) renders services not in connection with the offer or sale of securities in a capital-raising transaction and does not directly or indirectly promote or maintain a market for the Company’s securities; and (c) is a natural person.
11.12   “Designated Beneficiary” means the beneficiary or beneficiaries the Participant designates, in a manner the Administrator determines, to receive amounts due or exercise the Participant’s rights if the Participant dies or becomes incapacitated. Without a Participant’s effective designation, “Designated Beneficiary” will mean the Participant’s estate.
11.13   “Director” means a Board member.
11.14   “Disability” means that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve months.
11.15   “Dividend Equivalents” means a right granted to a Participant under the Plan to receive the equivalent value (in cash or Shares) of dividends paid on Shares.
11.16   “Employee” means any employee of the Company or its Subsidiaries.
11.17   “Equity Restructuring” means, as determined by the Administrator, a non-reciprocal transaction between the Company and its shareholders, such as a share dividend, share split, spin-off or recapitalization through a large, nonrecurring cash dividend, or other large, nonrecurring cash dividend, that affects the Shares (or other securities of the Company) or the share price of Shares (or other securities of the Company) and causes a change in the per share value of the Shares underlying outstanding Awards.
11.18   “Exchange Act” means the Securities Exchange Act of 1934, as amended.
11.19   “Fair Market Value” means, as of any date, the value of a Share determined as follows: (a) if the Shares are listed on any established stock exchange, its Fair Market Value will be the closing sales price for such Shares as quoted on such exchange for such date, or if no sale occurred on such date, the last day preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; (b) if the Shares are not traded on a stock exchange but is quoted on a national market or other quotation system, the closing sales price on such date, or if no sales occurred on such date, then on the last date preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; or (c) without an established market for the Shares, the Administrator will determine the Fair Market Value in its discretion.
Notwithstanding the foregoing, with respect to any Award granted on the pricing date of the Company’s initial public offering, the Fair Market Value shall mean the initial public offering price of a Share as set forth in the Company’s final prospectus relating to its initial public offering filed with the Securities and Exchange Commission.
11.20   “Greater Than 10% Stockholder” means an individual then owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of shares of the Company or its parent or subsidiary corporation, as defined in Section 424(e) and (f) of the Code, respectively.
11.21   “Incentive Stock Option” means an Option intended to qualify as an “incentive stock option” as defined in Section 422 of the Code.
11.22   “Non-Qualified Option” means an Option, or portion thereof, not intended or not qualifying as an Incentive Stock Option.

11.23   “Option” means an option to purchase Shares, which will either be an Incentive Stock Option or a Non-Qualified Option.
11.24   “Other Share or Cash Based Awards” means cash awards, awards of Shares, and other awards valued wholly or partially by referring to, or are otherwise based on, Shares or other property awarded to a Participant under Article VII.
11.25   “Overall Share Limit” means the sum of (a) 4,524,000 Shares; (b) any Shares which remain available for issuance under the Prior Plan as of the Effective Date; (c) any Shares which are subject to Prior Plan Awards as of the Effective Date which, following the Effective Date, become available for issuance under the Plan pursuant to Section 4.2; and (d) an annual increase on the first day of each calendar year beginning January 1, 2024 and ending on and including January 1, 2033, equal to the lesser of (i) five percent (5)% of the aggregate number of ordinary shares outstanding on the final day of the immediately preceding calendar year and (ii) such smaller number of Shares as is determined by the Board.
11.26   “Participant” means a Service Provider who has been granted an Award.
11.27   “Performance Criteria” means the criteria (and adjustments) that the Administrator may select for an Award to establish performance goals for a performance period, which may include (but is not limited to) the following: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization, and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including but not limited to gross profits, net profits, profit growth, net operation profit or economic profit), profit return ratios or operating margin; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on shareholders’ equity; total shareholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial, or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters; strategic partnerships and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales-related goals; financing and other capital raising transactions; cash on hand; acquisition activity; investment sourcing activity; and marketing initiatives, any of which may be measured in absolute terms or as compared to any incremental increase or decrease. Such performance goals also may be based solely by reference to the Company’s performance or the performance of a Subsidiary, division, business segment or business unit of the Company or a Subsidiary, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies.
11.28   “Plan” means this 2023 Incentive Award Plan.
11.29   “Prior Plan” means the Oddity Tech Ltd (f/k/a IL Makiage (2013) Ltd.) 2020 Equity Incentive Plan, as amended.
11.30   “Prior Plan Award” means an award outstanding under the Prior Plan as of the Effective Date.
11.31   “Public Trading Date” means the first date upon which the Shares are listed (or approved for listing) upon notice of issuance on any securities exchange or designated (or approved for designation) upon notice of issuance as a national market security on an interdealer quotation system.
11.32   “Restricted Share” means Shares awarded to a Participant under Article VI subject to certain vesting conditions and other restrictions.
11.33   “Restricted Share Unit” means an unfunded, unsecured right to receive, on the applicable settlement date, one Share or an amount in cash or other consideration determined by the Administrator to be of equal value as of such settlement date awarded to a Participant under Article VI subject to certain vesting conditions and other restrictions.
11.34   “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act.
11.35   “Section 409A” means Section 409A of the Code and all regulations, guidance, compliance programs and other interpretative authority thereunder.
11.36   “Securities Act” means the Securities Act of 1933, as amended.
11.37   “Service Provider” means an Employee, Consultant or Director.
11.38   “Shares” means Class A ordinary shares of the Company.
11.39   “Share Appreciation Right” means a Share appreciation right granted under Article V.
11.40   “Subsidiary” means any entity (other than the Company), whether domestic or foreign, in an unbroken chain of entities beginning with the Company if each of the entities other than the last entity in the unbroken chain beneficially owns, at the time of the determination, securities or interests representing at least 50% of the total combined voting power of all classes of securities or interests in one of the other entities in such chain.
11.41   “Substitute Awards” means Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.
11.42   “Termination of Service” means the date the Participant ceases to be a Service Provider.
* * * * *

ODDITY TECH LTD 2023 INCENTIVE AWARD PLAN
SUB-PLAN FOR ISRAELI PARTICIPANTS
1.
GENERAL

1.1
This sub-plan (the “Sub-Plan”) shall apply only to Participants who are tax residents of the State of Israel on the date of the grant of the Award, as defined below in Section 2, and are engaged by the Company or any Israeli resident Subsidiary (collectively, “Israeli Participants”). The provisions specified hereunder shall form an integral part of the Oddity Tech Ltd. 2023 Incentive Award Plan (hereinafter the “Plan”).

1.2
This Sub-Plan is adopted pursuant to the authority of the Board under Section 10.5 of the Plan. This Sub-Plan is to be read as a continuation of the Plan and applies to Awards granted to Israeli Participants only to the extent necessary to comply with the requirements set by Israeli law, and in particular, with the provisions of the Israeli Income Tax Ordinance [New Version] 1961, as may be amended or replaced from time to time. This Sub-Plan does not add to or modify the Plan in respect of any other category of Participants.

1.3
The Plan and this Sub-Plan are complimentary to each other and shall be deemed as one. In the event of any conflict, whether explicit or implied, between the provisions of this Sub-Plan and the Plan, the provisions set out in the Sub-Plan shall prevail to the extent necessary to comply with the requirements set by the Israeli law in general, and in particular, with the provisions of the Israeli Income Tax Ordinance [New Version] 1961, as may be amended or replaced from time to time.

1.4
Any capitalized term not specifically defined in this Sub-Plan shall be construed according to the interpretation given to it in the Plan. References to the Committee shall include reference to the Board if applicable.

2.
DEFINITIONS

2.1
“102 Award” means any Award intended to qualify (as determined by the Committee, the Board and/or the Israeli Award Agreement and/or a tax ruling from the ITA) and which qualifies as an award under Section 102, issued to an Approved Israeli Participant.

2.2
“Applicable Law” shall mean any applicable law, rule, regulation, statute, pronouncement, policy, interpretation, judgment, order or decree of any federal, provincial, state or local governmental, regulatory or adjudicative authority or agency, of any jurisdiction, and the rules and regulations of any stock exchange, over-the-counter market or trading system on which the Shares are then traded or listed.

2.3
“Approved Israeli Participant” means an Israeli Participant who is an employee, director or an officer of the Company or any Israeli resident Subsidiary, excluding any Controlling Share Holder of the Company.

2.4
“Award” means any Award granted under the Plan which is settled in Shares and which will not be capable of being settled in cash. Section 9.9 of the Plan shall not apply to the Awards.

2.5
“Capital Gain Award” means a Trustee 102 Award elected and designated by the Company to qualify under the capital gain tax treatment in accordance with the provisions of Section 102(b)(2) and 102(b)(3) of the Ordinance.

2.6
“Controlling Share Holder” shall have the meaning ascribed to it in Section 32(9) of the Ordinance.

2.7
“ITA” means the Israeli Tax Authority.

2.8
“Israeli Award Agreement” means the Award Agreement between the Company and an Israeli Participant that sets out the terms and conditions of an Award.

2.9
“Non-Trustee 102 Award” means a 102 Award granted pursuant to Section 102(c) of the Ordinance and not held in trust by a Trustee.

2.10
“Ordinary Income Award” means a Trustee 102 Award elected and designated by the Company to qualify under the ordinary income tax treatment in accordance with the provisions of Section 102(b)(1) of the Ordinance.

2.11
“Ordinance” means the Israeli Income Tax Ordinance [New Version] — 1961, as now in effect or as hereafter amended.

2.12
“Rules” means the Income Tax Rules (Tax Benefits in Share Issuance to Employees) 5763-2003.

2.13
“Section 102” means Section 102 of the Ordinance and any regulations, rules, orders or procedures promulgated thereunder as now in effect or as hereafter amended.

2.14
“Tax” means any applicable tax and other compulsory payments, such as any social security and health tax contributions under any Applicable Law.

2.15
“Trust Agreement” means the agreement to be signed between the Company and the Trustee for the purposes of Section 102.

2.16
“Trustee” means any person or entity appointed by the Company to serve as a trustee and approved by the ITA, all in accordance with the provisions of Section 102(a) of the Ordinance, as may be replaced from time to time.

2.17
“Trustee 102 Award” means a 102 Award granted to an Approved Israeli Participant pursuant to Section 102(b) of the Ordinance and held in trust by a Trustee for the benefit of an Approved Israeli Participant.

2.18
“Unapproved Israeli Participant” means an Israeli Participant who is not an Approved Israeli Participant, including a Consultant or a Controlling Share Holder of the Company.

3.
ISSUANCE OF AWARDS

3.1
The persons eligible for participation in the Plan as Israeli Participants shall include Approved Israeli Participants and Unapproved Israeli Participants, provided, however, that only Approved Israeli Participants may be granted 102 Awards.

3.2
The Board may designate Awards granted to Approved Israeli Participants pursuant to Section 102 as Trustee 102 Awards or Non-Trustee 102 Awards.

3.3
The grant of Trustee 102 Awards shall be subject to this Sub-Plan and shall not become effective prior to the lapse of 30 days from the date the Plan has been submitted for approval by the ITA and shall be conditioned upon the approval of the Plan and this Sub-Plan by the ITA.

3.4
Trustee 102 Awards may either be classified as Capital Gain Awards or Ordinary Income Awards.

3.5
No Trustee 102 Award may be granted under this Sub-Plan to any Approved Israeli Participant, unless and until the Company has filed with the ITA its election regarding the type of Trustee 102 Awards, whether Capital Gain Awards or Ordinary Income Awards, that will be granted under the Plan and this Sub-Plan (the “Election”). Such Election shall become effective beginning the first date of grant of a Trustee 102 Award under this Sub-Plan and shall remain in effect at least until the end of the year following the year during which the Company first granted Trustee 102 Awards. The Election shall obligate the Company to grant only the type of Trustee 102 Award it has elected, and shall apply to all Israeli Participants who are granted Trustee 102 Awards during the period indicated herein, all in accordance with the provisions of Section 102(g) of the Ordinance. For the avoidance of doubt, the Election shall not prevent the Company from granting Non-Trustee 102 Awards simultaneously.

3.6
All Trustee 102 Awards must be held in trust by the Trustee, as described in Section 5 below.

3.7
The designation of Non-Trustee 102 Awards and Trustee 102 Awards shall be subject to the terms and conditions set forth in Section 102.

3.8
Awards granted to Unapproved Israeli Participants shall be subject to tax according to the provisions of the Ordinance and shall not be subject to the Trustee arrangement detailed herein.

3.9.
Dividend Equivalent Rights settled in Shares may be treated as separate awards subject to an in accordance with the instructions and approval of the ITA. Dividend Equivalent Rights settled in cash will be subject to tax as ordinary income.

4.
102 AWARD GRANT DATE

Each 102 Award will be deemed granted on the date determined by the Board, subject to the provisions of the Plan, provided that and subject to (i) the Israeli Participant has signed all documents required by the Company or Applicable Law, and (ii) with respect to any Trustee 102 Award, the Company has provided all applicable documents to the Trustee in accordance with the guidelines published by the ITA such that if the guidelines are not met the Award will be considered as granted on the date determined by the Board as a Non-Trustee Award.
5.
TRUSTEE

5.1
Trustee 102 Awards which shall be granted under this Sub-Plan and/or any Shares allocated or issued upon the grant, vesting or exercise of a Trustee 102 Award and/or other Shares received following any realization of rights under the Plan, shall be allocated or issued to the Trustee, for the benefit of the Approved Israeli Participants, in accordance with the provisions of Section 102. In the event the requirements for Trustee 102 Awards are not met, the Trustee 102 Awards may be regarded as Non-Trustee 102 Awards or as Awards which are not subject to Section 102, all in accordance with the provisions of Section 102.

5.2
With respect to any Trustee 102 Award, subject to the provisions of Section 102, an Approved Israeli Participant shall not sell or release from trust any Shares received upon the grant, vesting or exercise of a Trustee 102 Award and/or any Shares received following any realization of rights, including, without limitation, share dividends, under the Plan at least until the lapse of the period of time required under Section 102 or any shorter period of time determined by the ITA (the “Holding Period”). Notwithstanding the foregoing, if any such sale or release occurs during the Holding Period, the sanctions under Section 102 shall apply to and shall be borne by such Approved Israeli Participant.

5.3
Notwithstanding anything to the contrary, the Trustee shall not release or sell any Shares allocated or issued upon the grant, vesting or exercise of a Trustee 102 Award unless the Company, its Israeli Subsidiary and the Trustee are satisfied that the full amounts of any Tax due have been paid or will be paid.

5.4
Upon receipt of any Trustee 102 Award, the Approved Israeli Participant will consent to the grant of such Award under Section 102 and undertake to comply with the terms of Section 102 and the trust arrangement between the Company and the Trustee.

5.5
Any Award classified as a Capital Gain Award is meant to comply with the terms and conditions of Section 102 and the requirements of the ITA, therefore it is clarified that at all times the Plan and this Sub-Plan are to be read such that they comply with the requirements of Section 102 and as a consequence, should any provision in the Plan or Sub-Plan disqualify the Plan and/or the Awards granted thereunder from beneficial tax treatment pursuant to the provisions of Section 102 of the Ordinance, such provision shall be considered invalid either permanently or until the Israel Tax Authority provides approval of compliance with Section 102.

6.
WRITTEN PARTICIPANT UNDERTAKING

6.1
With respect to any Trustee 102 Award, as required by Section 102 and the Rules, by virtue of the receipt of such Award, the Israeli Participant is deemed to have provided, undertaken and confirmed the following written undertaking (and such undertaking is deemed incorporated into any documents entered into by the Israeli Participant in connection with the grant of such Award), and which undertaking shall be deemed to apply and relate to all Trustee 102 Awards granted to the Israeli Participant, whether under the Plan and this Sub-Plan or other plans maintained by the Company, and whether prior to or after the date hereof:

6.1.1
The Israeli Participant shall comply with all terms and conditions set forth in Section 102 with regard to the Capital Gain Awards or Ordinary Income Awards, as applicable, and the applicable rules and regulations promulgated thereunder, as amended from time to time;
6.1.2
The Israeli Participant is familiar with, and understands the provisions of, Section 102 in general, and the tax arrangement under the Capital Gain Awards or Ordinary Income Awards in particular, and its tax consequences; the Israeli Participant agrees that the Trustee 102 Awards and any Shares that may be issued upon vesting or (if applicable) exercise of the Trustee 102 Awards (or otherwise in relation to such Awards), will be held by a Trustee appointed pursuant to Section 102 for at least the duration of the Holding Period under the Capital Gain Awards or Ordinary Income Awards, as applicable. The Israeli Participant understands that any release of such Trustee 102 Awards or Shares from trust, or any sale of the Shares prior to the termination of the Holding Period, will result in taxation at the marginal tax rate, in addition to deductions of any appropriate income tax, social security, health tax contributions or other compulsory payments; and

6.1.3
The Israeli Participant agrees to the Trust Agreement entered into by and between the Company, and the Trustee appointed pursuant to Section 102.

7.
THE AWARDS

The terms and conditions upon which Awards shall be granted, issued and exercised or vested under this Sub-Plan, shall be specified in an Israeli Award Agreement to be executed pursuant to the Plan and to this Sub-Plan. Each Israeli Award Agreement shall provide, inter alia, the number of Shares to which the Award relates, the type of Award granted thereunder (i.e., a Capital Gain Awards or Ordinary Income Awards or Non-Trustee 102 Award or any Award granted to Unapproved Israeli Participant), and any applicable vesting provisions and exercise price that may be payable. For the avoidance of doubt, it is clarified that there is no obligation for uniformity of treatment of Israeli Participants and that the terms and conditions of Awards granted to Israeli Participants need not be the same with respect to each Israeli Participant (whether or not such Israeli Participants are similarly situated). The grant, vesting and exercise of Awards granted to Israeli Participants shall be subject to the terms and conditions and, with respect to exercise, the method, as may be determined by the Board (including the provisions of the Plan) and, when applicable, by the Trustee, in accordance with the requirements of Section 102.
8.
ASSIGNABILITY, DESIGNATION AND SALE OF AWARDS

8.1.
Notwithstanding any provision of the Plan, no Award subject to this Sub-Plan or any right with respect thereto, whether fully paid or not, shall be assignable, transferable or given as collateral, and no right with respect to any such Award shall be given to any third party whatsoever, and during the lifetime of the Israeli Participant, each and all of such Israeli Participant’s rights with respect to an Award shall belong only to the Israeli Participant. Any such action made, directly or indirectly, for an immediate or future validation, shall be void.

8.2
As long as Awards and/or Shares issued or purchased hereunder are held by the Trustee on behalf of the Israeli Participant, all rights of the Israeli Participant over the Award and Shares cannot be transferred, assigned, pledged or mortgaged, other than by will or laws of descent and distribution.

9.
INTEGRATION OF SECTION 102 AND TAX ASSESSING OFFICER’S APPROVAL

9.1.
With regard to Trustee 102 Awards, the provisions of the Plan, the Sub-Plan and/or the Israeli Award Agreement shall be subject to the provisions of Section 102 and any approval issued by the ITA and the said provisions shall be deemed an integral part of the Plan, the Sub-Plan and the Israeli Award Agreement.

9.2.
Any provision of Section 102 and/or said approval issued by the ITA, which must be complied with in order to receive and/or to maintain any tax treatment with respect to an Award pursuant to Section 102, which is not expressly specified in the Plan, the Sub-Plan or the Israeli Award Agreement, shall be considered binding upon the Company, any Israeli Subsidiary and the Israeli Participants.

Furthermore, if any provision of the Plan or Sub-Plan disqualifies Awards that are intended to qualify as 102 Awards from the beneficial tax treatment pursuant to Section 102, such provision shall not apply to the 102 Awards.
10.
TAX CONSEQUENCES; DISCLAIMER

10.1
Any tax consequences arising from the grant, purchase, exercise, vesting or sale of any Award issued hereunder, from the payment for or sale of Shares covered thereby or from any other event or act (of the Company, and/or its Subsidiaries, and the Trustee or the Israeli Participant), hereunder, shall be borne solely by the Israeli Participant. The Company and/or its Subsidiaries, and/or the Trustee shall withhold Tax according to the requirements of Applicable Laws, rules, and regulations, including withholding taxes at source. Furthermore, the Israeli Participant agrees to indemnify the Company and/or its Subsidiaries and/or the Trustee and hold them harmless against and from any and all liability for any such Tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such Tax from any payment made to the Israeli Participant.

10.2
The Company and/or, when applicable, the Trustee shall not be required to release any Award or Shares to an Israeli Participant until all required Tax payments have been fully made.

10.3
Awards that do not comply with the requirements of Section 102 shall be subject to tax under Section 3(i) or 2 of the Ordinance.

10.4
With respect to Non-Trustee 102 Awards, if the Israeli Participant ceases to be employed by the Company or any Subsidiary, or otherwise if so requested by the Company and/or its Subsidiaries, the Israeli Participant shall extend to the Company and/or its Subsidiaries a security or guarantee for the payment of Tax due at the time of the sale of Shares, in accordance with the provisions of Section 102.

10.7
TAX TREATMENT.   NOTWITHSTANDING SECTION 5.5 ABOVE, IT IS CLARIFIED THAT THE COMPANY AND ITS SUBSIDIARIES DO NOT UNDERTAKE OR ASSUME ANY LIABILITY OR RESPONSIBILITY TO THE EFFECT THAT ANY AWARD SHALL QUALIFY WITH ANY PARTICULAR TAX REGIME OR RULES APPLYING TO PARTICULAR TAX TREATMENT, OR BENEFIT FROM ANY PARTICULAR TAX TREATMENT OR TAX ADVANTAGE OF ANY TYPE AND THE COMPANY AND ITS SUBSIDIARIES SHALL BEAR NO LIABILITY IN CONNECTION WITH THE MANNER IN WHICH ANY AWARD IS EVENTUALLY TREATED FOR TAX PURPOSES, REGARDLESS OF WHETHER THE AWARD WAS GRANTED OR WAS INTENDED TO QUALIFY UNDER ANY PARTICULAR TAX REGIME OR TREATMENT. THIS PROVISION SHALL SUPERSEDE ANY DESIGNATION OF AWARDS OR TAX QUALIFICATION INDICATED IN ANY CORPORATE RESOLUTION OR AWARD AGREEMENT, WHICH SHALL AT ALL TIMES BE SUBJECT TO THE REQUIREMENTS OF APPLICABLE LAW. THE COMPANY AND ITS SUBSIDIARIES DO NOT UNDERTAKE AND SHALL NOT BE REQUIRED TO TAKE ANY ACTION IN ORDER TO QUALIFY ANY AWARD WITH THE REQUIREMENTS OF ANY PARTICULAR TAX TREATMENT AND NO INDICATION IN ANY DOCUMENT TO THE EFFECT THAT ANY AWARD IS INTENDED TO QUALIFY FOR ANY TAX TREATMENT SHALL IMPLY SUCH AN UNDERTAKING. NO ASSURANCE IS MADE BY THE COMPANY AND ANY OF ITS THAT ANY PARTICULAR TAX TREATMENT ON THE DATE OF GRANT WILL CONTINUE TO EXIST OR THAT THE AWARD WILL QUALIFY AT THE TIME OF VESTING, EXERCISE OR DISPOSITION THEREOF WITH ANY PARTICULAR TAX TREATMENT. THE COMPANY AND ITS SUBSIDIARIES SHALL NOT HAVE ANY LIABILITY OR OBLIGATION OF ANY NATURE IN THE EVENT THAT AN AWARD DOES NOT QUALIFY FOR ANY PARTICULAR TAX TREATMENT, REGARDLESS OF WHETHER THE COMPANY OR ITS SUBSIDIARIES COULD HAVE TAKEN ANY ACTION TO CAUSE SUCH QUALIFICATION TO BE MET AND SUCH QUALIFICATION REMAINS AT ALL TIMES AND UNDER ALL CIRCUMSTANCES AT THE RISK OF THE ISRAELI PARTICIPANT. THE COMPANY AND ITS SUBSIDIARIES DO NOT UNDERTAKE OR ASSUME ANY LIABILITY TO CONTEST A DETERMINATION OR INTERPRETATION

(WHETHER WRITTEN OR UNWRITTEN) OF ANY TAX AUTHORITY, INCLUDING IN RESPECT OF THE QUALIFICATION UNDER ANY PARTICULAR TAX REGIME OR RULES APPLYING TO PARTICULAR TAX TREATMENT. AWARDS THAT DO NOT QUALIFY UNDER ANY PARTICULAR TAX TREATMENT COULD RESULT IN ADVERSE TAX CONSEQUENCES TO THE ISRAELI PARTICIPANT.
11.
ONE TIME BENEFIT

The Awards granted hereunder are extraordinary, one-time Awards granted to the Israeli Participants, and are not and shall not be deemed a salary component for any purpose whatsoever, including but not limited to, in connection with calculating severance compensation under Applicable Law, nor shall receipt of an Award entitle an Israeli Participant to any future Awards.
12.
TERM OF PLAN AND SUB-PLAN

Notwithstanding anything to the contrary in the Plan and in addition thereto, the Company shall obtain all approvals for the adoption of this Sub-Plan or for any amendment to this Sub-Plan as are necessary to comply with any Applicable Law, applicable to Awards granted to Israeli Participants under this Sub-Plan or with the Company’s incorporation documents.
13.
GOVERNING LAW

This Sub-Plan shall be governed by, construed and enforced in accordance with the laws of the State of Israel, without reference to conflicts of law principles.
* * * * *

Appendix B
ODDITY TECH LTD.
2023 EMPLOYEE SHARE PURCHASE PLAN
ARTICLE I.
PURPOSE
The purpose of this Plan is to assist Eligible Employees of the Company and its Designated Subsidiaries in acquiring a share ownership interest in the Company.
The Plan consists of two components: (i) the Section 423 Component and (ii) the Non-Section 423 Component. The Section 423 Component is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code and shall be administered, interpreted and construed in a manner consistent with the requirements of Section 423 of the Code. The Non-Section 423 Component authorizes the grant of rights which need not qualify as rights granted pursuant to an “employee stock purchase plan” under Section 423 of the Code. Rights granted under the Non-Section 423 Component shall be granted pursuant to separate Offerings containing such sub-plans, appendices, rules or procedures as may be adopted by the Administrator and designed to achieve tax, securities laws or other objectives for Eligible Employees and Designated Subsidiaries but shall not be intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. Except as otherwise determined by the Administrator or provided herein, the Non-Section 423 Component will operate and be administered in the same manner as the Section 423 Component. Offerings intended to be made under the Non-Section 423 Component will be designated as such by the Administrator at or prior to the time of such Offering.
For purposes of this Plan, the Administrator may designate separate Offerings under the Plan in which Eligible Employees will participate. The terms of these Offerings need not be identical, even if the dates of the applicable Offering Period(s) in each such Offering are identical, provided that the terms of participation are the same within each separate Offering under the Section 423 Component (as determined under Section 423 of the Code). Solely by way of example and without limiting the foregoing, the Company could, but shall not be required to, provide for simultaneous Offerings under the Section 423 Component and the Non-Section 423 Component of the Plan.
ARTICLE II.
DEFINITIONS AND CONSTRUCTION
Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise.
2.1   “Administrator” means the entity that conducts the general administration of the Plan as provided in Article XI. The term “Administrator” shall refer to the Committee unless the Board has assumed the authority for administration of the Plan as provided in Article XI.
2.2   “Agent” means the brokerage firm, bank or other financial institution, entity or person(s), if any, engaged, retained, appointed or authorized to act as the agent of the Company or an Employee with regard to the Plan.
2.3   “Applicable Law” means the requirements relating to the administration of equity incentive plans under Israeli law, U.S. federal and state securities, tax and other applicable laws, rules and regulations, the applicable rules of any stock exchange or quotation system on which Shares are listed or quoted and the applicable laws and rules of any non-U.S. country or other jurisdiction where rights under this Plan are granted.
2.4   “Board” means the Board of Directors of the Company.
2.5   “Code” means the U.S. Internal Revenue Code of 1986, as amended, and the regulations issued thereunder.

2.6   “Company” means Oddity Tech Ltd., an Israeli company, or any successor.
2.7   “Compensation” of an Eligible Employee means, unless otherwise determined by the Administrator, the gross base compensation received by such Eligible Employee as compensation for services to the Company or any Designated Subsidiary, including prior week adjustment and overtime payments but excluding vacation pay, holiday pay, jury duty pay, funeral leave pay, military leave pay, commissions, incentive compensation, one-time bonuses (e.g., retention or sign on bonuses), education or tuition reimbursements, travel expenses, business and moving reimbursements, income received in connection with any stock options, stock appreciation rights, restricted stock, restricted stock units or other compensatory equity awards, fringe benefits, other special payments and all contributions made by the Company or any Designated Subsidiary for the Employee’s benefit under any employee benefit plan now or hereafter established.
2.8   “Designated Subsidiary” means any Subsidiary designated by the Administrator in accordance with Section 11.2(b), such designation to specify whether such participation is in the Section 423 Component or Non-Section 423 Component. A Designated Subsidiary may participate in either the Section 423 Component or Non-Section 423 Component, but not both; provided that a Subsidiary that, for U.S. tax purposes, is disregarded from the Company or any Subsidiary that participates in the Section 423 Component shall automatically constitute a Designated Subsidiary that participates in the Section 423 Component. The designation by the Administrator of Designated Subsidiaries and changes in such designations by the Administrator shall not require shareholder approval. Only entities that are subsidiary corporations of the Company within the meaning of Section 424 of the Code may be designated as Designated Subsidiaries for purposes of the Section 423 Component, and if a subsidiary designated as a Designated Subsidiary for purposes of the Section 423 Component does not so qualify, it shall automatically be deemed to be a Designated Subsidiary in the Non-Section 423 Component.
2.9   “Effective Date” means the day prior to the Public Trading Date.
2.10   “Eligible Employee” means:
(a)   With respect to the Section 423 Component of the Plan, an Employee who does not, immediately after any rights under this Plan are granted, own (directly or through attribution) shares possessing 5% or more of the total combined voting power or value of all classes of Shares and other securities of the Company, a Parent or a Subsidiary (as determined under Section 423(b)(3) of the Code). For purposes of the foregoing, the rules of Section 424(d) of the Code with regard to the attribution of share ownership shall apply in determining the share ownership of an individual, and stock that an Employee may purchase under outstanding options shall be treated as shares owned by the Employee. With respect to an Employee participating in the Non-Section 423 Component, such qualification shall not apply unless otherwise required by Applicable Law.
(b)   Notwithstanding the foregoing, the Administrator may provide in an Offering Document that an Employee shall not be eligible to participate in an Offering Period under the Section 423 Component if: (i) such Employee is a highly compensated employee within the meaning of Section 423(b)(4)(D) of the Code; (ii) such Employee has not met a service requirement designated by the Administrator pursuant to Section 423(b)(4)(A) of the Code (which service requirement may not exceed two years); (iii) such Employee’s customary employment is for twenty hours per week or less; (iv) such Employee’s customary employment is for less than five months in any calendar year; and/or (v) such Employee is a citizen or resident of a non-U.S. jurisdiction and the grant of a right to purchase Shares under the Plan to such Employee would be prohibited under the laws of such non-U.S. jurisdiction or the grant of a right to purchase Shares under the Plan to such Employee in compliance with the laws of such non-U.S. jurisdiction would cause the Plan to violate the requirements of Section 423 of the Code, as determined by the Administrator in its sole discretion; provided, further, that any exclusion in clauses (i), (ii), (iii), (iv) or (v) shall be applied in an identical manner under each Offering Period to all Employees, in accordance with Treasury Regulation Section 1.423-2(e).
(c)   Further notwithstanding the foregoing, with respect to the Non-Section 423 Component, the first sentence in this definition shall apply in determining who is an “Eligible Employee,” except (i) the Administrator may limit eligibility further within the Company or a Designated Subsidiary so as to only designate some Employees of the Company or a Designated Subsidiary as Eligible Employees, and

(ii) to the extent the restrictions in the first sentence in this definition are not consistent with applicable local laws, the applicable local laws shall control, in each case, in accordance with the requirements of Section 423 of the Code with respect to the Section 423 Component.
2.11   “Employee” means any individual who renders services to the Company or any Designated Subsidiary in the status of an employee, and, with respect to the Section 423 Component, a person who is an employee within the meaning of Section 3401(c) of the Code. For purposes of an individual’s participation in, or other rights under the Plan, all determinations by the Company shall be final, binding and conclusive, notwithstanding that any court of law or governmental agency subsequently makes a contrary determination. For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on sick leave or other leave of absence approved by the Company or Designated Subsidiary and meeting the requirements of Treasury Regulation Section 1.421-1(h)(2). Where the period of leave exceeds three (3) months and the individual’s right to reemployment is not guaranteed either by statute or by contract, the employment relationship shall be deemed to have terminated on the first day immediately following such three (3)-month period.
2.12   “Enrollment Date” means the first Trading Day of each Offering Period.
2.13   “Fair Market Value” means, as of any date, the value of Shares determined as follows: (i) if the Shares are listed on any established stock exchange, its Fair Market Value will be the closing sales price for such Shares as quoted on such exchange for such date, or if no sale occurred on such date, the last day preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; (ii) if the Shares are not traded on a stock exchange but are quoted on a national market or other quotation system, the closing sales price on such date, or if no sales occurred on such date, then on the last date preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; or (iii) without an established market for the Shares, the Administrator will determine the Fair Market Value in its discretion.
2.14   “Non-Section 423 Component” means those Offerings under the Plan, together with the sub-plans, appendices, rules or procedures, if any, adopted by the Administrator as a part of this Plan, in each case, pursuant to which rights to purchase Shares during an Offering Period may be granted to Eligible Employees that need not satisfy the requirements for rights to purchase Shares granted pursuant to an “employee stock purchase plan” that are set forth under Section 423 of the Code.
2.15   “Offering” means an offer under the Plan of a right to purchase Shares that may be exercised during an Offering Period as further described in Article IV hereof. Unless otherwise specified by the Administrator, each Offering to the Eligible Employees of the Company or a Designated Subsidiary shall be deemed a separate Offering, even if the dates and other terms of the applicable Offering Periods of each such Offering are identical, and the provisions of the Plan will separately apply to each Offering. To the extent permitted by Treas. Reg. § 1.423-2(a)(1), the terms of each separate Offering under the Section 423 Component need not be identical, provided that the terms of the Section 423 Component and an Offering thereunder together satisfy Treas. Reg. § 1.423-2(a)(2) and (a)(3).
2.16   “Offering Document” has the meaning given to such term in Section 4.1.
2.17   “Offering Period” has the meaning given to such term in Section 4.1.
2.18   “Ordinary Shares” means the Class A ordinary shares of the Company.
2.19   “Parent” means any corporation, other than the Company, in an unbroken chain of corporations ending with the Company if, at the time of the determination, each of the corporations other than the Company owns shares possessing 50% or more of the total combined voting power of all classes of shares in one of the other corporations in such chain.
2.20   “Participant” means any Eligible Employee who has executed a subscription agreement and been granted rights to purchase Shares pursuant to the Plan.
2.21   “Payday” means the regular and recurring established day for payment of Compensation to an Employee of the Company or any Designated Subsidiary.

2.22   “Plan” means this 2023 Employee Share Purchase Plan, including both the Section 423 Component and Non-Section 423 Component and any other sub-plans or appendices hereto, as amended from time to time.
2.23   “Public Trading Date” means the first date upon which the Class A Ordinary Shares are listed (or approved for listing) upon notice of issuance on any securities exchange or designated (or approved for designation) upon notice of issuance as a national market security on an interdealer quotation system.
2.24   “Purchase Date” means the last Trading Day of each Purchase Period or such other date as determined by the Administrator and set forth in the Offering Document.
2.25   “Purchase Period” means shall refer to one or more periods within an Offering Period, as designated in the applicable Offering Document; provided, however, that, in the event no Purchase Period is designated by the Administrator in the applicable Offering Document, the Purchase Period for each Offering Period covered by such Offering Document shall be the same as the applicable Offering Period.
2.26   “Purchase Price” means the purchase price designated by the Administrator in the applicable Offering Document (which purchase price, for purposes of the Section 423 Component, shall not be less than 85% of the Fair Market Value of a Share on the Enrollment Date or on the Purchase Date, whichever is lower); provided, however, that, in the event no purchase price is designated by the Administrator in the applicable Offering Document, the purchase price for the Offering Periods covered by such Offering Document shall be 85% of the Fair Market Value of a Share on the Enrollment Date or on the Purchase Date, whichever is lower; provided, further, that the Purchase Price may be adjusted by the Administrator pursuant to Article VIII and shall not be less than the par value of a Share.
2.27   “Section 423 Component” means those Offerings under the Plan, together with the sub-plans, appendices, rules or procedures, if any, adopted by the Administrator as a part of this Plan, in each case, pursuant to which rights to purchase Shares during an Offering Period may be granted to Eligible Employees that are intended to satisfy the requirements for rights to purchase Shares granted pursuant to an “employee stock purchase plan” that are set forth under Section 423 of the Code.
2.28   “Securities Act” means the U.S. Securities Act of 1933, as amended.
2.29   “Share” means an Ordinary Share.
2.30   “Subsidiary” means any corporation, other than the Company, in an unbroken chain of corporations beginning with the Company if, at the time of the determination, each of the corporations other than the last corporation in an unbroken chain owns shares possessing 50% or more of the total combined voting power of all classes of shares in one of the other corporations in such chain; provided, however, that a limited liability company or partnership may be treated as a Subsidiary to the extent either (a) such entity is treated as a disregarded entity under Treasury Regulation Section 301.7701-3(a) by reason of the Company or any other Subsidiary that is a corporation being the sole owner of such entity, or (b) such entity elects to be classified as a corporation under Treasury Regulation Section 301.7701-3(a) and such entity would otherwise qualify as a Subsidiary. In addition, with respect to the Non-Section 423 Component, Subsidiary shall include any corporate or non-corporate entity in which the Company has a direct or indirect equity interest or significant business relationship.
2.31   “Trading Day” means a day on which national stock exchanges in the United States are open for trading.
2.32   “Treas. Reg.” means U.S. Department of the Treasury regulations.
ARTICLE III.
SHARES SUBJECT TO THE PLAN
3.1   Number of Shares.   Subject to Article VIII, the aggregate number of Shares that may be issued pursuant to rights granted under the Plan shall be 1,131,000 Shares. In addition to the foregoing, subject to Article VIII, on the first day of each calendar year beginning on January 1, 2024 and ending on and including January 1, 2033, the number of Shares available for issuance under the Plan shall be increased by that number of Shares equal to the lesser of (a) one percent (1%) of the aggregate number of ordinary shares of the Company outstanding on the final day of the immediately preceding calendar year and (b) such smaller number of Shares as determined by the Board. If any right granted under the Plan shall for any reason terminate without having been exercised, the Shares not purchased under such right shall again become available for issuance under the Plan. Notwithstanding anything in this Section 3.1 to the contrary, the number of Shares that may be issued or transferred pursuant to the rights granted under the Section 423 Component of the Plan shall not exceed an aggregate of 11,310,000 Shares, subject to Article VIII.
3.2   Shares Distributed.   Any Shares distributed pursuant to the Plan may consist, in whole or in part, of authorized and unissued Shares, treasury shares or Shares purchased on the open market.
ARTICLE IV.
OFFERING PERIODS; OFFERING DOCUMENTS; PURCHASE DATES
4.1   Offering Periods.   The Administrator may from time to time grant or provide for the grant of rights to purchase Shares under the Plan to Eligible Employees during one or more periods (each, an “Offering Period”) selected by the Administrator. The terms and conditions applicable to each Offering Period shall be set forth in an “Offering Document” adopted by the Administrator, which Offering Document shall be in such form and shall contain such terms and conditions as the Administrator shall deem appropriate and shall be incorporated by reference into and made part of the Plan and shall be attached hereto as part of the Plan. The Administrator shall establish in each Offering Document one or more Purchase Periods during such Offering Period during which rights granted under the Plan shall be exercised and purchases of Shares carried out during such Offering Period in accordance with such Offering Document and the Plan. The provisions of separate Offering Periods under the Plan need not be identical.
4.2   Offering Documents.   Each Offering Document with respect to an Offering Period shall specify (through incorporation of the provisions of this Plan by reference or otherwise):
(a)   the length of the Offering Period, which period shall not exceed twenty-seven months;
(b)   the length of the Purchase Period(s) within the Offering Period;
(c)   in connection with each Offering Period that contains only one Purchase Period the maximum number of Shares that may be purchased by any Eligible Employee during such Offering Period, which, in the absence of a contrary designation by the Administrator, shall be 2,500 Shares;
(d)   in connection with each Offering Period that contains more than one Purchase Period, the maximum aggregate number of Shares which may be purchased by any Eligible Employee during each Purchase Period, which, in the absence of a contrary designation by the Administrator, shall be 2,500 Shares; and
(e)   such other provisions as the Administrator determines are appropriate, subject to the Plan.
ARTICLE V.
ELIGIBILITY AND PARTICIPATION
5.1   Eligibility.   Any Eligible Employee who shall be employed by the Company or a Designated Subsidiary on a given Enrollment Date for an Offering Period shall be eligible to participate in the Plan during such Offering Period, subject to the requirements of this Article V and, for the Section 423 Component, the limitations imposed by Section 423(b) of the Code.
5.2   Enrollment in Plan.
(a)   Except as otherwise set forth in an Offering Document or determined by the Administrator, an Eligible Employee may become a Participant in the Plan for an Offering Period by delivering a subscription agreement to the Company by such time prior to the Enrollment Date for such Offering Period (or such other date specified in the Offering Document) designated by the Administrator and in such form as the Company provides.
(b)   Each subscription agreement shall designate a whole percentage of such Eligible Employee’s Compensation to be withheld by the Company or the Designated Subsidiary employing such Eligible

Employee on each Payday during the Offering Period as payroll deductions under the Plan. The percentage of Compensation designated by an Eligible Employee may not be less than 1% and may not be more than the maximum percentage specified by the Administrator in the applicable Offering Document (which percentage shall be 15% in the absence of any such designation) as payroll deductions. The payroll deductions made for each Participant shall be credited to an account for such Participant under the Plan and shall be deposited with the general funds of the Company.
(c)   A Participant may increase or decrease the percentage of Compensation designated in his or her subscription agreement, subject to the limits of this Section 5.2, or may suspend his or her payroll deductions, at any time during an Offering Period; provided, however, that the Administrator may limit the number of changes a Participant may make to his or her payroll deduction elections during each Offering Period in the applicable Offering Document (and in the absence of any specific designation by the Administrator, a Participant shall be allowed to decrease and/or suspend (but not increase) his or her payroll deduction elections one time during each Offering Period). Any such change or suspension of payroll deductions shall be effective with the first full payroll period following five business days after the Company’s receipt of the new subscription agreement (or such shorter or longer period as may be specified by the Administrator in the applicable Offering Document). In the event a Participant suspends his or her payroll deductions, such Participant’s cumulative payroll deductions prior to the suspension shall remain in his or her account and shall be applied to the purchase of Shares on the next occurring Purchase Date and shall not be paid to such Participant unless he or she withdraws from participation in the Plan pursuant to Article VII.
(d)   Except as otherwise set forth in an Offering Document or determined by the Administrator, a Participant may participate in the Plan only by means of payroll deduction and may not make contributions by lump sum payment for any Offering Period.
5.3   Payroll Deductions.   Except as otherwise provided in the applicable Offering Document, payroll deductions for a Participant shall commence on the first Payday following the Enrollment Date and shall end on the last Payday in the Offering Period to which the Participant’s authorization is applicable, unless sooner terminated by the Participant as provided in Article VII or suspended by the Participant or the Administrator as provided in Section 5.2 and Section 5.6, respectively. Notwithstanding any other provisions of the Plan to the contrary, in non-U.S. jurisdictions where participation in the Plan through payroll deductions is prohibited, the Administrator may provide that an Eligible Employee may elect to participate through contributions to the Participant’s account under the Plan in a form acceptable to the Administrator in lieu of or in addition to payroll deductions; provided, however, that, for any Offering under the Section 423 Component, the Administrator shall take into consideration any limitations under Section 423 of the Code when applying an alternative method of contribution.
5.4   Effect of Enrollment.   A Participant’s completion of a subscription agreement will enroll such Participant in the Plan for each subsequent Offering Period on the terms contained therein until the Participant either submits a new subscription agreement, withdraws from participation under the Plan as provided in Article VII or otherwise becomes ineligible to participate in the Plan.
5.5   Limitation on Purchase of Shares.   An Eligible Employee may be granted rights under the Section 423 Component only if such rights, together with any other rights granted to such Eligible Employee under “employee stock purchase plans” of the Company, any Parent or any Subsidiary, as specified by Section 423(b)(8) of the Code, do not permit such employee’s rights to purchase shares of the Company or any Parent or Subsidiary to accrue at a rate that exceeds $25,000 of the fair market value of such shares (determined as of the first day of the Offering Period during which such rights are granted) for each calendar year in which such rights are outstanding at any time. This limitation shall be applied in accordance with Section 423(b)(8) of the Code.
5.6   Suspension of Payroll Deductions.   Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 5.5 (with respect to the Section 423 Component) or the other limitations set forth in this Plan, a Participant’s payroll deductions may be suspended by the Administrator at any time during an Offering Period. The balance of the amount credited to the account of each Participant that has not been applied to the purchase of Shares by reason of Section 423(b)(8) of the

Code, Section 5.5 or the other limitations set forth in this Plan shall be paid to such Participant in one lump sum in cash as soon as reasonably practicable after the Purchase Date.
5.7   Non-U.S. Employees.   In order to facilitate participation in the Plan, the Administrator may provide for such special terms applicable to Participants who are citizens or residents of a non-U.S. jurisdiction, or who are employed by the Company or a Designated Subsidiary outside of the United States, as the Administrator may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Except as permitted by Section 423 of the Code, with respect to the Section 423 Component, such special terms may not be more favorable than the terms of rights granted under the Section 423 Component to Eligible Employees who are residents of the United States. Such special terms may be set forth in an addendum to the Plan in the form of an appendix or sub-plan (which appendix or sub-plan may be designed to govern Offerings under the Section 423 Component or the Non-Section 423 Component, as determined by the Administrator). To the extent that the terms and conditions set forth in an appendix or sub-plan conflict with any provisions of the Plan, the provisions of the appendix or sub-plan shall govern. The adoption of any such appendix or sub-plan shall be pursuant to Section 11.2(g). Without limiting the foregoing, the Administrator is specifically authorized to adopt rules and procedures, with respect to Participants who are non-U.S. nationals or employed in non-U.S. jurisdictions, regarding the exclusion of particular Subsidiaries from participation in the Plan, eligibility to participate, the definition of Compensation, handling of payroll deductions or other contributions by Participants, payment of interest, conversion of local currency, data privacy security, payroll tax, withholding procedures, establishment of bank or trust accounts to hold payroll deductions or contributions.
5.8   Leave of Absence.   During leaves of absence approved by the Company meeting the requirements of Treasury Regulation Section 1.421-1(h)(2) under the Code, a Participant may continue participation in the Plan by making cash payments to the Company on his or her normal Payday equal to the Participant’s authorized payroll deduction.
ARTICLE VI.
GRANT AND EXERCISE OF RIGHTS
6.1   Grant of Rights.   On the Enrollment Date of each Offering Period, each Eligible Employee participating in such Offering Period shall be granted a right to purchase the maximum number of Shares specified under Section 4.2, subject to the limits in Section 5.5, and shall have the right to buy, on each Purchase Date during such Offering Period (at the applicable Purchase Price), such number of whole Shares as is determined by dividing (a) such Participant’s payroll deductions accumulated prior to such Purchase Date and retained in the Participant’s account as of the Purchase Date, by (b) the applicable Purchase Price (rounded down to the nearest Share). The right shall expire on the earliest of: (x) the last Purchase Date of the Offering Period, (y) the last day of the Offering Period, and (z) the date on which the Participant withdraws in accordance with Section 7.1 or Section 7.3.
6.2   Exercise of Rights.   On each Purchase Date, each Participant’s accumulated payroll deductions and any other additional payments specifically provided for in the applicable Offering Document will be applied to the purchase of whole Shares, up to the maximum number of Shares permitted pursuant to the terms of the Plan and the applicable Offering Document, at the Purchase Price. No fractional Shares shall be issued upon the exercise of rights granted under the Plan, unless the Offering Document specifically provides otherwise. Any cash in lieu of fractional Shares remaining after the purchase of whole Shares upon exercise of a purchase right will be credited to a Participant’s account and carried forward and applied toward the purchase of whole Shares for the next following Offering Period. Shares issued pursuant to the Plan may be evidenced in such manner as the Administrator may determine and may be issued in certificated form or issued pursuant to book-entry procedures.
6.3   Pro Rata Allocation of Shares.   If the Administrator determines that, on a given Purchase Date, the number of Shares with respect to which rights are to be exercised may exceed (a) the number of Shares that were available for issuance under the Plan on the Enrollment Date of the applicable Offering Period, or (b) the number of Shares available for issuance under the Plan on such Purchase Date, the Administrator may in its sole discretion provide that the Company shall make a pro rata allocation of the Shares available for purchase on such Enrollment Date or Purchase Date, as applicable, in as uniform a manner as shall be practicable and as it shall determine in its sole discretion to be equitable among all Participants for whom rights to purchase Shares are to be exercised pursuant to this Article VI on such Purchase Date, and shall either (i) continue all Offering Periods then in effect, or (ii) terminate any or all Offering Periods then in effect pursuant to Article IX. The Company may make pro rata allocation of the Shares available on the Enrollment Date of any applicable Offering Period pursuant to the preceding sentence, notwithstanding any authorization of additional Shares for issuance under the Plan by the Company’s shareholders subsequent to such Enrollment Date. The balance of the amount credited to the account of each Participant that has not been applied to the purchase of Shares shall be paid to such Participant in one lump sum in cash as soon as reasonably practicable after the Purchase Date or such earlier date as determined by the Administrator.
6.4   Withholding.   At the time a Participant’s rights under the Plan are exercised, in whole or in part, or at the time some or all of the Shares issued under the Plan is disposed of, the Participant must make adequate provision for the Company’s (or a Subsidiary’s) federal, state, or other tax withholding obligations, if any, that arise upon the exercise of the right or the disposition of the Shares. At any time, the Company (or a Subsidiary, as applicable) may, but shall not be obligated to, withhold from the Participant’s compensation or Shares received pursuant to the Plan the amount necessary for the Company to meet applicable withholding obligations, including any withholding required to make available to the Company (or a Subsidiary, as applicable) any tax deductions or benefits attributable to sale or early disposition of Shares by the Participant.
6.5   Conditions to Issuance of Shares.   The Company shall not be required to issue or deliver any certificate or certificates for, or make any book entries evidencing, Shares purchased upon the exercise of rights under the Plan prior to fulfillment of all of the following conditions: (a) the admission of such Shares to listing on all stock exchanges, if any, on which the Shares are then listed; (b) the completion of any registration or other qualification of such Shares under any state or federal law or under the rulings or regulations of the Securities and Exchange Commission or any other governmental regulatory body, that the Administrator shall, in its absolute discretion, deem necessary or advisable; (c) the obtaining of any approval or other clearance from any state or federal governmental agency that the Administrator shall, in its absolute discretion, determine to be necessary or advisable; (d) the payment to the Company of all amounts that it is required to withhold under federal, state or local law upon exercise of the rights, if any; and (e) the lapse of such reasonable period of time following the exercise of the rights as the Administrator may from time to time establish for reasons of administrative convenience.
ARTICLE VII.
WITHDRAWAL; CESSATION OF ELIGIBILITY
7.1   Withdrawal.   A Participant may withdraw all but not less than all of the payroll deductions credited to his or her account and not yet used to exercise his or her rights under the Plan at any time by giving written notice to the Company in a form acceptable to the Company no later than one week prior to the end of the Offering Period or, if earlier, the end of the Purchase Period (or such shorter or longer period as may be specified by the Administrator in the applicable Offering Document). All of the Participant’s payroll deductions credited to his or her account during an Offering Period shall be paid to such Participant as soon as reasonably practicable after receipt of notice of withdrawal without any interest thereon (except as may be required by applicable local laws) and such Participant’s rights for the Offering Period shall be automatically terminated, and no further payroll deductions for the purchase of Shares shall be made for such Offering Period. If a Participant withdraws from an Offering Period, payroll deductions shall not resume at the beginning of the next Offering Period unless the Participant timely delivers to the Company a new subscription agreement.
7.2   Future Participation.   A Participant’s withdrawal from an Offering Period shall not have any effect upon his or her eligibility to participate in any similar plan that may hereafter be adopted by the Company or a Designated Subsidiary or in subsequent Offering Periods that commence after the termination of the Offering Period from which the Participant withdraws.
7.3   Cessation of Eligibility.   Upon a Participant’s ceasing to be an Eligible Employee for any reason, he or she shall be deemed to have elected to withdraw from the Plan pursuant to this Article VII and the payroll deductions credited to such Participant’s account during the Offering Period shall be paid to such Participant or, in the case of his or her death, to the person or persons entitled thereto under Section 12.4, as soon as reasonably practicable without any interest thereon (except as may be required by applicable local laws), and such Participant’s rights for the Offering Period shall be automatically terminated. If a Participant transfers employment from the Company or any Designated Subsidiary participating in the Section 423 Component to any Designated Subsidiary participating in the Non-Section 423 Component, such transfer shall not be treated as a termination of employment, but the Participant shall immediately cease to participate in the Section 423 Component; however, any contributions made for the Offering Period in which such transfer occurs shall be transferred to the Non-Section 423 Component, and such Participant shall immediately join the then-current Offering under the Non-Section 423 Component upon the same terms and conditions in effect for the Participant’s participation in the Section 423 Component, except for such modifications otherwise applicable for Participants in such Offering. A Participant who transfers employment from any Designated Subsidiary participating in the Non-Section 423 Component to the Company or any Designated Subsidiary participating in the Section 423 Component shall not be treated as terminating the Participant’s employment and shall remain a Participant in the Non-Section 423 Component until the earlier of (i) the end of the current Offering Period under the Non-Section 423 Component or (ii) the Enrollment Date of the first Offering Period in which the Participant is eligible to participate following such transfer. Notwithstanding the foregoing, the Administrator may establish different rules to govern transfers of employment between entities participating in the Section 423 Component and the Non-Section 423 Component, consistent with the applicable requirements of Section 423 of the Code.
ARTICLE VIII.
ADJUSTMENTS UPON CHANGES IN SHARES
8.1   Changes in Capitalization.   Subject to Section 8.3, in the event that the Administrator determines that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), change in control, reorganization, merger, amalgamation, consolidation, combination, repurchase, redemption, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or sale or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other similar corporate transaction or event, as determined by the Administrator, affects the Shares such that an adjustment is determined by the Administrator to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended by the Company to be made available under the Plan or with respect to any outstanding purchase rights under the Plan, the Administrator shall make equitable adjustments, if any, to reflect such change with respect to (a) the aggregate number and type of Shares (or other securities or property) that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Section 3.1 and the limitations established in each Offering Document pursuant to Section 4.2 on the maximum number of Shares that may be purchased); (b) the class(es) and number of Shares and price per Share subject to outstanding rights; and (c) the Purchase Price with respect to any outstanding rights.
8.2   Other Adjustments.   Subject to Section 8.3, in the event of any transaction or event described in Section 8.1 or any unusual or nonrecurring transactions or events affecting the Company, any affiliate of the Company, or the financial statements of the Company or any affiliate, or of changes in Applicable Law or accounting principles, the Administrator, in its discretion, and on such terms and conditions as it deems appropriate, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any right under the Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles:
(a)   To provide for either (i) termination of any outstanding right in exchange for an amount of cash, if any, equal to the amount that would have been obtained upon the exercise of such right had such right been currently exercisable or (ii) the replacement of such outstanding right with other rights or property selected by the Administrator in its sole discretion;
(b)   To provide that the outstanding rights under the Plan shall be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar rights covering the shares of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

(c)   To make adjustments in the number and type of Shares (or other securities or property) subject to outstanding rights under the Plan and/or in the terms and conditions of outstanding rights and rights that may be granted in the future;
(d)   To provide that Participants’ accumulated payroll deductions may be used to purchase Shares prior to the next occurring Purchase Date on such date as the Administrator determines in its sole discretion and the Participants’ rights under the ongoing Offering Period(s) shall be terminated; and
(e)   To provide that all outstanding rights shall terminate without being exercised.
8.3   No Adjustment Under Certain Circumstances.   Unless determined otherwise by the Administrator, no adjustment or action described in this Article VIII or in any other provision of the Plan shall be authorized to the extent that such adjustment or action would cause the Section 423 Component of the Plan to fail to satisfy the requirements of Section 423 of the Code.
8.4   No Other Rights.   Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of shares of any class, the payment of any dividend, any increase or decrease in the number of shares of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Administrator under the Plan, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of Shares subject to outstanding rights under the Plan or the Purchase Price with respect to any outstanding rights.
ARTICLE IX.
AMENDMENT, MODIFICATION AND TERMINATION
9.1   Amendment, Modification and Termination.   The Administrator may amend, suspend or terminate the Plan at any time and from time to time; provided, however, that approval of the Company’s shareholders shall be required to amend the Plan to: (a) increase the aggregate number, or change the type, of shares that may be sold pursuant to rights under the Plan under Section 3.1 (other than an adjustment as provided by Article VIII) or (b) change the corporations or classes of corporations whose employees may be granted rights under the Plan.
9.2   Certain Changes to Plan.   Without shareholder consent and without regard to whether any Participant rights may be considered to have been adversely affected (and, with respect to the Section 423 Component of the Plan, after taking into account Section 423 of the Code), the Administrator shall be entitled to change or terminate the Offering Periods, limit the frequency and/or number of changes in the amount withheld from Compensation during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company’s processing of payroll withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Shares for each Participant properly correspond with amounts withheld from the Participant’s Compensation, and establish such other limitations or procedures as the Administrator determines in its sole discretion to be advisable that are consistent with the Plan.
9.3   Actions In the Event of Unfavorable Financial Accounting Consequences.   In the event the Administrator determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Administrator may, in its discretion and, to the extent necessary or desirable, modify or amend the Plan to reduce or eliminate such accounting consequence including, but not limited to:
(a)   altering the Purchase Price for any Offering Period including an Offering Period underway at the time of the change in Purchase Price;
(b)   shortening any Offering Period so that the Offering Period ends on a new Purchase Date, including an Offering Period underway at the time of the Administrator action; and
(c)   allocating Shares.

Such modifications or amendments shall not require shareholder approval or the consent of any Participant.
9.4   Payments Upon Termination of Plan.   Upon termination of the Plan, the balance in each Participant’s Plan account shall be refunded as soon as practicable after such termination, without any interest thereon, or the Offering Period may be shortened so that the purchase of Shares occurs prior to the termination of the Plan.
ARTICLE X.
TERM OF PLAN
The Plan shall become effective on the Effective Date. The effectiveness of the Section 423 Component of the Plan shall be subject to approval of the Plan by the Company’s shareholders within twelve months following the date the Plan is first approved by the Board. No right may be granted under the Section 423 Component of the Plan prior to such shareholder approval. The Plan shall remain in effect until terminated under Section 9.1. No rights may be granted under the Plan during any period of suspension of the Plan or after termination of the Plan.
ARTICLE XI.
ADMINISTRATION
11.1   Administrator.   Unless otherwise determined by the Board, the Administrator of the Plan shall be the Compensation Committee of the Board (or another committee or a subcommittee of the Board to which the Board delegates administration of the Plan). The Board may at any time vest in the Board any authority or duties for administration of the Plan. The Administrator may delegate administrative tasks under the Plan to the services of an Agent or Employees to assist in the administration of the Plan, including establishing and maintaining an individual securities account under the Plan for each Participant.
11.2   Authority of Administrator.   The Administrator shall have the power, subject to, and within the limitations of, the express provisions of the Plan and Applicable Law:
(a)   To determine when and how rights to purchase Shares shall be granted and the provisions of each offering of such rights (which need not be identical).
(b)   To designate from time to time which Subsidiaries of the Company shall be Designated Subsidiaries, which designation may be made without the approval of the shareholders of the Company.
(c)   To impose a mandatory holding period pursuant to which Employees may not dispose of or transfer Shares purchased under the Plan for a period of time determined by the Administrator in its discretion.
(d)   To construe and interpret the Plan and rights granted under it, and to establish, amend and revoke rules and regulations for its administration. The Administrator, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective.
(e)   To amend, suspend or terminate the Plan as provided in Article IX.
(f)   Generally, to exercise such powers and to perform such acts as the Administrator deems necessary or expedient to promote the best interests of the Company and its Subsidiaries and to carry out the intent that the Plan be treated as an “employee stock purchase plan” within the meaning of Section 423 of the Code for the Section 423 Component.
(g)   The Administrator may adopt sub-plans applicable to particular Designated Subsidiaries or locations, which sub-plans may be designed to be outside the scope of Section 423 of the Code. The rules of such sub-plans may take precedence over other provisions of this Plan, with the exception of Section 3.1 hereof, but unless otherwise superseded by the terms of such sub-plan, the provisions of this Plan shall govern the operation of such sub-plan.

11.3   Decisions Binding.   The Administrator’s interpretation of the Plan, any rights granted pursuant to the Plan, any subscription agreement and all decisions and determinations by the Administrator with respect to the Plan are final, binding, and conclusive on all parties.
ARTICLE XII.
MISCELLANEOUS
12.1   Restriction upon Assignment.   A right granted under the Plan shall not be transferable other than by will or the applicable laws of descent and distribution, and is exercisable during the Participant’s lifetime only by the Participant. Except as provided in Section 12.4 hereof, a right under the Plan may not be exercised to any extent except by the Participant. The Company shall not recognize and shall be under no duty to recognize any assignment or alienation of the Participant’s interest in the Plan, the Participant’s rights under the Plan or any rights thereunder.
12.2   Rights as a Shareholder.   With respect to Shares subject to a right granted under the Plan, a Participant shall not be deemed to be a shareholder of the Company, and the Participant shall not have any of the rights or privileges of a shareholder, until such Shares have been issued to the Participant or his or her nominee following exercise of the Participant’s rights under the Plan. No adjustments shall be made for dividends (ordinary or extraordinary, whether in cash securities, or other property) or distribution or other rights for which the record date occurs prior to the date of such issuance, except as otherwise expressly provided herein or as determined by the Administrator.
12.3   Interest.   No interest shall accrue on the payroll deductions or contributions of a Participant under the Plan.
12.4   Designation of Beneficiary.
(a)   A Participant may, in the manner determined by the Administrator, file a written designation of a beneficiary who is to receive any Shares and/or cash, if any, from the Participant’s account under the Plan in the event of such Participant’s death subsequent to a Purchase Date on which the Participant’s rights are exercised but prior to delivery to such Participant of such Shares and cash. In addition, a Participant may file a written designation of a beneficiary who is to receive any cash from the Participant’s account under the Plan in the event of such Participant’s death prior to exercise of the Participant’s rights under the Plan. If the Participant is married and resides in a community property state, a designation of a person other than the Participant’s spouse as his or her beneficiary shall not be effective without the prior written consent of the Participant’s spouse.
(b)   Such designation of beneficiary may be changed by the Participant at any time by written notice to the Company. In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant’s death, the Company shall deliver such Shares and/or cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such Shares and/or cash to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.
12.5   Notices.   All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.
12.6   Equal Rights and Privileges.   Subject to Section 5.7, all Eligible Employees will have equal rights and privileges under the Section 423 Component so that the Section 423 Component of this Plan qualifies as an “employee stock purchase plan” within the meaning of Section 423 of the Code. Subject to Section 5.7, any provision of the Section 423 Component that is inconsistent with Section 423 of the Code will, without further act or amendment by the Company, the Board or the Administrator, be reformed to comply with the equal rights and privileges requirement of Section 423 of the Code. Eligible Employees participating in the Non-Section 423 Component need not have the same rights and privileges as other Eligible Employees participating in the Non-Section 423 Component or as Eligible Employees participating in the Section 423 Component.

12.7   Use of Funds.   All payroll deductions received or held by the Company under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions.
12.8   Reports.   Statements of account shall be given to Participants at least annually, which statements shall set forth the amounts of payroll deductions, the Purchase Price, the number of Shares purchased and the remaining cash balance, if any.
12.9   No Employment Rights.   Nothing in the Plan shall be construed to give any person (including any Eligible Employee or Participant) the right to remain in the employ of the Company or any Parent or Subsidiary or affect the right of the Company or any Parent or Subsidiary to terminate the employment of any person (including any Eligible Employee or Participant) at any time, with or without cause.
12.10   Notice of Disposition of Shares.   Each Participant shall give prompt notice to the Company of any disposition or other transfer of any Shares purchased upon exercise of a right under the Section 423 Component of the Plan if such disposition or transfer is made: (a) within two years from the Enrollment Date of the Offering Period in which the Shares were purchased or (b) within one year after the Purchase Date on which such Shares were purchased. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the Participant in such disposition or other transfer.
12.11   Governing Law.   The Section 423 Component of the Plan and any agreements thereunder shall be governed by the laws of the United States of America and the Non-Section 423 Component of the Plan and any agreements thereunder shall be administered, interpreted and enforced in accordance with the laws of the State of Israel, disregarding any state’s choice of law principles requiring the application of a jurisdiction’s laws other than the State of Israel. Certain definitions, which refer to the laws of such jurisdiction, shall be construed in accordance with other such laws. The competent courts located in Tel-Aviv-Jaffa, Israel shall have exclusive jurisdiction over any dispute arising out of or in connection with this Plan and any award granted hereunder.
12.12   Electronic Forms.   To the extent permitted by Applicable Law and in the discretion of the Administrator, an Eligible Employee may submit any form or notice as set forth herein by means of an electronic form approved by the Administrator. Before the commencement of an Offering Period, the Administrator shall prescribe the time limits within which any such electronic form shall be submitted to the Administrator with respect to such Offering Period in order to be a valid election.
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